Exhibit 99.1

Q2 2026

# SECOND QUARTER REPORT

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

GLOBAL GAS PRODUCER | FREE CASH FLOW FOCUSED

VERMILION ENERGY

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document may include, but are not limited to: capital expenditures, including Vermilion’s 2026 guidance and outlook, and Vermilion’s ability to fund such expenditures; the flexibility of Vermilion’s capital program and operations; business strategies and objectives; operational and financial performance; wells expected to be drilled and the timing thereof; exploration and development plans and the timing thereof; future drilling prospects; the ability of our asset base to deliver modest production growth; the evaluation of international acquisition opportunities; statements regarding the return of capital; our asset petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion’s 2026 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; the payment and amount of future dividends, including management's intention to increase the Company's dividend and the timing thereof; the effect of possible changes in critical accounting estimates; the Company’s review of the impact of potential changes to financial reporting standards; the potential financial impact of climate-related risks; Vermilion’s goals regarding its debt levels, including maintenance of a ratio of net debt to four quarter trailing fund flows from operations; statements regarding Vermilion’s hedging program and the stability of our cash flows; operating and other expenses; royalty and income tax rates and Vermilion’s expectations regarding future taxes and taxability and the timing of regulatory proceedings and approvals; and timing of the divestitures of certain of the Company’s operations and the use of such sale proceeds.

Such forward-looking statements or information are based on a number of current expectations and assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions that have been made include, but are not limited to: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; management’s expectations relating to the timing and results of exploration and development activities; the impact of Vermilion’s dividend policy on its future cash flows; credit ratings; hedging program; expected earnings/(loss) and adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and free cash flow and expected future cash flow and free cash flow per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions; general economic and competitive conditions; ability of management to execute key priorities; and the effectiveness of various actions resulting from the Vermilion's strategic priorities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable as of the date hereof, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities. In particular, please also see Vermilion's MD&A and Annual Information Form, each for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com. References to Vermilion or the Company in this document include Westbrick Energy Ltd. ("Westbrick" or "Westbrick Energy") which was acquired by Vermilion Energy Inc. on February 26, 2025.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Vermilion Energy Inc. ■ Page 1 ■ 2026 Second Quarter Report

This document may disclose certain oil and gas metrics, including capital spent to drill, complete, equip and tie-in a well ("DCET costs"), which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included in this MD&A to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the Company's future performance and future performance may not compare to the Company's performance in previous periods and therefore such metrics should not be unduly relied upon. Additional oil and gas metrics in this document may include, but are not limited to:

Boe Equivalency: Per barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6:1). Barrel of oil equivalents (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, as the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Estimates of Drilling Locations: Unbooked drilling locations are the internal estimates of Vermilion based on Vermilion's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources (including contingent and prospective). Unbooked locations have been identified by Vermilion's management as an estimation of Vermilion's multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Vermilion will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and natural gas reserves, resources or production. The drilling locations on which Vermilion will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of funding, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While a certain number of the unbooked drilling locations have been de-risked by Vermilion drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management of Vermilion has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

Initial Production Rates: This document discloses initial production rates for certain wells over short periods of time (i.e. IP90, etc.), which are preliminary and not necessarily indicative of long-term well or reservoir performance, ultimate recovery, reserves or future profitability. Initial production rates are subject to a high degree of predictive uncertainty as a result of limited production history and may not be representative of stabilized production rates. Production over a longer period will experience natural decline rates, which may be significant and may not be consistent with the decline observed during the initial production period. Actual results will differ from those realized during an initial production period and the difference may be material. Readers should not assume that the performance of the wells referenced herein is representative of the performance of other wells or future drilling locations.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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Abbreviations

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in Alberta
bbl(s)	barrel(s)
bbl(s)/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
CO2	carbon dioxide
CO2e	carbon dioxide equivalent
GHG	greenhouse gas
GJ	gigajoules
mbbl(s)	thousand barrel(s)
mmboe	thousand barrels of oil equivalent
MMBtu	million British Thermal Units
mcf	thousand cubic feet
mmcf/d	million cubic feet per day
MD	measured depth
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point
NCIB	normal course issuer bid
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit-based tax levied on petroleum projects in Australia
psi	pounds per square inch
tCO2e	tonne of carbon dioxide equivalent
Tcf	trillion cubic feet
THE	the price for natural gas in Germany, quoted in megawatt hours of natural gas, at the Trading Hub Europe
TTF	the price for natural gas in the Netherlands, quoted in megawatt hours of natural gas, at the Title Transfer Facility Virtual Trading Point
US	the United States of America
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

Vermilion Energy Inc. ■ Page 3 ■ 2026 Second Quarter Report

Highlights

Q2 2026 Results

•	Production averaged 125,789 boe/d(9) (71% natural gas), exceeding the top end of guidance and reflecting continued outperformance across Vermilion's asset base. Year-to-date, production per share has grown by 6% compared to 2025.

•	Production in the first half of 2026 exceeded expectations, resulting in an increase to full-year production guidance to 121,000 to 123,000 boe/d (70% natural gas)(12), while E&D capital expenditures remain unchanged at $600 to $630 million.

•	Generated $231 million ($1.51/basic share)(2) of fund flows from operations ("FFO")(1) and $122 million of free cash flow ("FCF")(5), fully funding $110 million of exploration and development ("E&D") capital expenditures(3).

•	Reduced net debt(6) by approximately $70 million to $1.22 billion at June 30, 2026, bringing net debt reduction to $840 million over the past 15 months. Continued debt reduction has resulted in a structural improvement in unit interest expense, down approximately 35% from the prior year.

•	Driven by accelerated debt reduction and operational performance, updated return of capital framework to target 40% to 60% of excess free cash flow to shareholders, up from the previous 40% target. Returned $26 million to shareholders through dividends and share buybacks, including $21 million in dividends and $5 million of share repurchases.

•	Realized an average natural gas sales price of $5.08/mcf, more than triple the AECO benchmark, reflecting structural exposure to premium international gas markets and portfolio diversification. Month ahead TTF averaged $22.68/MMBtu in the quarter and current prices for key European gas markets are over $25/MMBtu.

•	Reported net income of $134 million ($0.88/basic share), driven by strong European gas and crude oil pricing and gains on derivative instruments.

•	Deep Basin drilling results continue to outperform budget and acquisition assumptions, driving corporate production outperformance year-to-date.

•	In the Montney, the 8-35 BC six-well pad delivered Tier 1 performance of over 950 boe/d IP90 per well (49% oil and liquids)(13) at a new low per well cost of $8.2 million.

•	In Germany, achieved first production from the Wisselshorst discovery, Vermilion’s largest discovery in Europe, in July 2026. Vermilion is on track to increase production through planned infrastructure expansion over the next two years to produce the 67 Bcf (43 Bcf net) of gas reserves assigned to the discovery well. In addition, the Company continues to advance plans to spud the next two wells on the Bommelsen license in early 2027.

•	Closed the acquisition of producing assets in Germany subsequent to the quarter, adding approximately 1,000 boe/d (85% natural gas) of low-decline production and increasing control of infrastructure surrounding the Osterheide area.

Outlook

•	Q3 2026 production is expected to average 116,000 to 118,000 boe/d, reflecting planned maintenance in Ireland, Germany and Canada.

•	Declared a quarterly cash dividend of $0.135 per common share, payable on September 29, 2026, to shareholders of record on September 15, 2026.
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($M except as indicated)	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Financial
Fund flows from operations (1)	231,222	232,277	259,678	463,499	515,707
Fund flows from operations ($/basic share) (2)	1.51	1.52	1.68	3.04	3.35
Fund flows from operations ($/diluted share) (2)	1.48	1.49	1.67	2.99	3.35
Net earnings (loss)
Net earnings (loss) from continuing operations	134,599	(141,206)	74,797	(6,607)	78,646
Net loss from discontinued operations	(361)	(4,332)	(308,255)	(4,693)	(297,151)
Net earnings (loss)	134,238	(145,538)	(233,458)	(11,300)	(218,505)
Net earnings (loss) from continuing operations ($/basic share)	0.88	(0.92)	0.49	(0.04)	0.51
Net loss from discontinued operations ($/basic share)	-	(0.03)	(2.00)	(0.03)	(1.93)
Net earnings (loss) ($/basic share)	0.88	(0.95)	(1.51)	(0.07)	(1.42)
Cash flows from operating activities	170,751	227,398	140,467	398,149	420,851
Cash flows used in investing activities	113,523	188,773	198,989	302,296	1,454,735
Capital expenditures (3)	109,576	134,580	115,489	244,156	297,608
Acquisitions (4)	338	6,035	1,591	6,373	1,122,589
Repurchase of shares	5,465	4,692	6,323	10,157	22,899
Cash dividends ($/share)	0.135	0.135	0.130	0.270	0.260
Dividends declared	20,659	20,601	20,022	41,260	40,065
Free cash flow (5)	121,646	97,697	144,189	219,343	218,099
Long-term debt	1,308,333	1,254,333	1,951,250	1,308,333	1,951,250
Net debt (6)	1,224,065	1,292,567	1,413,321	1,224,065	1,413,321
Net debt to four quarter trailing fund flows from operations (7)	1.3	1.4	1.4	1.3	1.4
Shares outstanding - basic ('000s)	152,948	152,600	154,019	152,948	154,019
Weighted average shares outstanding - diluted ('000s) (8)	155,940	155,510	155,778	155,431	154,258
Operational
Production (9)
Crude oil and condensate (bbls/d)	24,753	23,692	37,449	24,225	34,933
NGLs (bbls/d)	11,714	12,044	12,656	11,878	10,921
Natural gas (mmcf/d)	535.93	539.29	515.38	537.60	442.78
Total (boe/d)	125,789	125,618	136,002	125,704	119,649
Average realized prices
Crude oil and condensate ($/bbl)	133.97	100.61	85.07	116.60	91.75
NGLs ($/bbl)	27.70	23.00	24.68	25.33	27.55
Natural gas ($/mcf)	5.08	5.41	4.88	5.25	6.09
Average realized price ($/boe)	49.23	44.96	43.71	47.08	51.45
Production mix (% of production)
% priced with reference to AECO	58%	58%	50%	58%	46%
% priced with reference to TTF and NBP	13%	13%	13%	13%	15%
% priced with reference to WTI	21%	22%	28%	21%	29%
% priced with reference to Dated Brent	8%	7%	9%	8%	10%
Netbacks
Operating netback ($/boe) (10)	26.23	25.49	28.60	25.86	32.85
Fund flows from operations ($/boe) (11)	20.55	20.33	21.25	20.45	24.03
(1)	Fund flows from operations (FFO) is a total of segments and non-GAAP financial measure most directly comparable to net earnings (loss) and is calculated as sales less royalties, transportation expense, operating expense, G&A expense, corporate income tax expense (recovery), PRRT expense, interest expense, equity based compensation settled in cash, realized (gain) loss on derivatives, realized foreign exchange (gain) loss, and realized other (income) expense. The measure is used by management to assess the contribution of each business unit to Vermilion’s ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS® Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to net earnings (loss), the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.

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(2)	Fund flows from operations per basic share and diluted share is calculated by dividing fund flows from operations (total of segments and non-GAAP financial measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

(3)	Capital expenditures is a non-GAAP financial measure most directly comparable to cash flows used in investing activities and is calculated as the sum of drilling and development costs and exploration and evaluation costs. Management considers capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document. Capital expenditures is also referred to as E&D capital expenditures.

(4)	Acquisitions is a non-GAAP financial measure and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Acquisitions is calculated as the sum of acquisitions, net of cash acquired, acquisitions of securities and net acquired working capital (deficit). Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. More information and a reconciliation to acquisitions, net of cash acquired and acquisition of securities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(5)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs and EFCF is calculated as FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. FCF and EFCF do not have standardized meanings under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(6)	Net debt is a capital management measure in accordance with IAS 1 “Presentation of Financial Statements” that is most directly comparable to long-term debt and is calculated as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working deficit (capital), a non-GAAP financial measure described in the “Non-GAAP and Other Specified Financial Measures” section of this document. Management considers this a helpful representation of Vermilion’s net financing obligations after adjusting for the timing of working capital fluctuations. More information and a reconciliation to long-term debt, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(7)	Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Net debt to four quarter FFO is calculated as net debt divided by FFO from the preceding four quarters. Management uses this measure to assess the Company’s ability to repay debt. More information can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

(8)	Diluted shares outstanding represents the sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan, based on current estimates of future performance factors and forfeiture rates.

(9)	Please refer to Supplemental Table 4 “Production” of the accompanying Management’s Discussion and Analysis for disclosure by product type.

(10)	Operating netback is a non-GAAP financial measure that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. Operating netback is most directly comparable to net earnings (loss) and is calculated as sales less royalties, operating expense, transportation expense, PRRT expense, and realized hedging (gain) loss, and when presented on a per unit basis is a non-GAAP ratio. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. More information and a reconciliation to net earnings (loss), the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(11)	Fund flows from operations per boe is a non-GAAP ratio that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. FFO per boe is calculated as FFO divided by boe production. FFO per boe is used by management to assess the profitability of Vermilion’s business units and Vermilion as a whole. More information can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

(12)	Based on Company estimates as at July 20, 2026.

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(13)	Initial 90-day production (“IP90”) for the Company’s most recent six (6.0 net) wells drilled on our British Columbia lands averaged 965 boe/d per well. IP90 consisted of 43% light and medium crude oil, 6% NGLs, and 51% shale gas, using a conversion of six mcf of gas to one barrel of oil, based on field level estimates for the first 90 full days of production following the tie-in of the well. Production rates presented are for a limited timeframe only and may not be indicative of future performance or the ultimate recovery for a given well or pad. Readers are cautioned not to place reliance on such rates.

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Message to Shareholders

Operational performance in the first half of 2026 continues to exceed the expectations outlined in Vermilion’s five-year plan presented at Investor Day in December 2025. Strong second quarter results, including production above the top end of guidance, have supported an increase to annual production guidance to 121,000 to 123,000 boe/d, approximately 2% above prior guidance with no changes to the Company’s capital budget. The current production guidance represents a 50% increase in production per share compared to 2024, the last full year before Vermilion's strategic portfolio repositioning. Consistent with prior guidance, Vermilion continues to expect approximately 70% of full-year production to be weighted towards natural gas. The Company also achieved another key milestone in its European gas strategy with first production from Wisselshorst, Vermilion's largest discovery in Europe to date. Accelerating debt reduction and improving profitability provides Vermilion with increased flexibility to provide returns to shareholders, should business conditions present opportunity.

Performance was driven by record production at Mica Montney, continued strong Deep Basin results and the staged restart of production in Australia following the necessary repair work caused by back-to-back cyclones. At Mica, the most recent six-well pad (the 8-35 BC pad) delivered Tier 1 performance, supported by strong liquids production, which reinforces the quality and repeatability of the Company's Montney inventory and its capacity to generate attractive returns across commodity price cycles. In Germany, Vermilion achieved a significant milestone in its deep gas exploration program, as the first Wisselshorst well was brought on production in July 2026, at initially restricted rates. This marks the first production from Vermilion's largest discovery in Europe to date while the first well, Osterheide, continues to produce at rates consistent with prior quarters. Production is expected to expand over the next two years through planned infrastructure investments and follow-up drilling beginning in early 2027. Subsequent to quarter-end, Vermilion closed the previously announced acquisition in Germany, adding approximately 1,000 boe/d of production (85% natural gas) and ownership of key gathering infrastructure around the Osterheide well.

Vermilion’s capital allocation priorities remain focused on disciplined investment and balance sheet strength to deliver shareholder returns. Following $840 million of debt reduction over the past five quarters, Vermilion has accelerated progress toward its $1 billion net debt target, the next milestone in the Company’s capital allocation framework. Reflecting the strength of its balance sheet, improved visibility to future free cash flow and confidence in the business, Vermilion is increasing its return of capital framework to target 40% to 60% of excess free cash flow (“EFCF”)(3) to shareholders, up from the previous 40% target. Vermilion's return of capital program is supported by a sustainable base dividend, which has grown for five consecutive years, combined with an ongoing share buyback program.

Q2 2026 Review

In the second quarter of 2026, Vermilion generated $231 million of FFO on E&D capital expenditures of $110 million, resulting in FCF of $122 million. Net debt was reduced by approximately $70 million to $1.22 billion at June 30, 2026, resulting in net debt to four quarter trailing FFO(4) of 1.3 times. Continued debt reduction has resulted in a structural improvement in unit interest expense, down approximately 35% from the prior year. The Company also returned $26 million to shareholders through $21 million of dividends and $5 million of share repurchases in the quarter.

Vermilion recognized a net gain on hedging in the quarter as a realized loss of $57 million was more than offset by unrealized mark-to-market gains of $174 million on the Company's hedge portfolio. Changes in the fair value of hedging contracts are recognized in earnings each quarter and largely reflect movements in forward commodity prices relative to Vermilion’s hedge position. Vermilion has hedged approximately 30% of estimated corporate net-of-royalty production out to Q4 2028, providing investors a balance of more stable cash flows and exposure to higher prices, while protecting project-level returns.

Production averaged 125,789 boe/d (71% natural gas)(1), exceeding the top end of our guidance range and in-line with the first quarter of 2026. Production from Vermilion's Canadian operations averaged 99,605 boe/d(1) in Q2 2026, in-line with the prior quarter, and included record production from the Mica Montney asset. Vermilion continues to optimize AECO exposure and will prioritize profitability over production through periods of weaker prices. Production from Vermilion's International operations averaged 26,182 boe/d(1) in Q2 2026, up 1% over the prior quarter, with increased production in Australia partially offset by natural declines in other business units as no new wells came online in the quarter.

In Q2 2026, the Company drilled six (6.0 net), completed six (5.5 net), and brought on production five (4.3 net) liquids-rich gas wells in the Deep Basin, shifting to liquids-rich development in the Rock Creek, Niton, and Ellerslie. Activity levels were lower as planned compared to the prior quarter due to spring break-up, and the Company will maintain a three-rig drilling program in the Deep Basin over the balance of the year. Consistent with the prior quarter, the Company had several Deep Basin wells ranked among the most prolific in Alberta during the quarter. The Deep Basin drilling program continues to outperform budget and acquisition assumptions and is the main driver for corporate production outperformance year-to-date.

In the Montney, Vermilion drilled one (1.0 net) and completed four (4.0 net) liquids-rich gas wells. The IP90(5) for our most recent 6-well pad (the 8-35 BC pad) was over 950 boe/d, comprised of 3 mmcf/d of natural gas and 470 bbls/d of oil and NGLs per well, which was achieved for DCET costs of $8.2 million per well. Strong performance from these wells drove record quarterly production on our Mica asset in Q2 2026.

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Activity in Europe focused on bringing the Wisselshorst well online and preparing for follow-up drilling on the Bommelsen license in 2027, the execution of workover programs and maintenance activities, and preparing for drilling in the Netherlands in the second half of this year. In Australia, production operations at Wandoo safely resumed during the quarter following necessary repair work, and are expected to continue to ramp up over the balance of the year. Vermilion did not export any oil in Australia during the second quarter, but expects a lifting in Q3 2026 and to return to more regularly scheduled liftings moving forward.

Outlook and Guidance Update

Vermilion expects Q3 2026 production to average 116,000 to 118,000 boe/d, reflecting planned maintenance in Ireland, Germany and Canada. Production in the first half of 2026 has exceeded budget expectations and as a result, production guidance has been increased to 121,000 to 123,000 boe/d (70% natural gas)(2), while E&D capital expenditures remain unchanged at $600 to $630 million. Both E&D capital expenditures and operating expenses are weighted toward the second half of the year and are within the stated guidance ranges on a full-year basis.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of cash flows. In aggregate, 47% of expected net-of-royalty production is hedged for the remainder of 2026. With respect to individual commodity products, 58% of European natural gas production, 54% of crude oil production, and 43% of Canadian natural gas volumes have been hedged, respectively. Please refer to the Hedging section of Vermilion's website under Invest With Us for further details using the following link:

https://www.vermilionenergy.com/invest-with-us/hedging.

(Signed “Dion Hatcher”)

Dion Hatcher
President & Chief Executive Officer
July 29, 2026

(1)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(2)	Based on Company estimates as at July 20, 2026 and July 20, 2026 pricing strip.

(3)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs and EFCF is calculated as FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. FCF and EFCF do not have standardized meanings under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(4)	Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Net debt to four quarter FFO is calculated as net debt divided by FFO from the preceding four quarters. Management uses this measure to assess the Company’s ability to repay debt. More information can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

(5)	Initial 90-day production (“IP90”) for the Company’s most recent six (6.0 net) wells drilled on our British Columbia lands averaged 965 boe/d per well. IP90 consisted of 43% light and medium crude oil, 6% NGLs, and 51% shale gas, using a conversion of six mcf of gas to one barrel of oil, based on field level estimates for the first 90 full days of production following the tie-in of the well. Production rates presented are for a limited timeframe only and may not be indicative of future performance or the ultimate recovery for a given well or pad. Readers are cautioned not to place reliance on such rates.

Vermilion Energy Inc. ■ Page 9 ■ 2026 Second Quarter Report

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS Accounting Standards and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net earnings (loss), FFO is a non-GAAP financial measure and total of segments measure comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the most directly comparable primary financial statement measures can be found below. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and is most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) from discontinued operations, respectively.

Reconciliation of fund flows from continuing operations to net earnings (loss) from continuing operations:

	Q2 2026		Q2 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	554,343	49.23	443,834	41.04	1,067,674	47.08	912,527	48.76
Royalties	(44,193)	(3.92)	(29,268)	(2.71)	(75,463)	(3.33)	(59,359)	(3.17)
Transportation	(38,233)	(3.40)	(33,612)	(3.11)	(71,540)	(3.15)	(61,853)	(3.31)
Operating	(121,505)	(10.79)	(122,897)	(11.36)	(263,210)	(11.61)	(236,677)	(12.65)
General and administration (1)	(23,044)	(2.05)	(23,577)	(2.18)	(43,009)	(1.90)	(53,312)	(2.85)
Corporate income tax expense	(11,624)	(1.03)	(11,116)	(1.03)	(23,288)	(1.03)	(30,175)	(1.61)
Petroleum resource rent tax	2,434	0.22	(755)	(0.07)	2,434	0.11	(3,773)	(0.20)
Interest expense	(26,114)	(2.32)	(37,691)	(3.49)	(52,811)	(2.33)	(70,670)	(3.78)
Equity based compensation	(10,704)	(0.95)	(5,692)	(0.53)	(10,704)	(0.47)	(5,692)	(0.30)
Realized (loss) gain on derivatives	(57,477)	(5.10)	47,699	4.41	(73,362)	(3.23)	58,818	3.14
Realized foreign exchange (loss) gain	(4,233)	(0.38)	(487)	(0.05)	(4,777)	(0.21)	2,012	0.11
Realized other income (expense)	12,013	1.07	(653)	(0.06)	12,148	0.54	(15,119)	(0.81)
Fund flows from continuing operations	231,663	20.58	225,785	20.86	464,092	20.46	436,727	23.33
Equity based compensation	3,046		(1,286)		595		(7,217)
Unrealized gain (loss) on derivative instruments (2)	174,254		70,569		(111,394)		56,894
Unrealized foreign exchange (loss) gain (2)	(19,253)		6,024		(34,526)		(29,992)
Accretion	(19,392)		(17,708)		(38,230)		(33,501)
Depletion and depreciation	(165,805)		(165,758)		(329,935)		(314,040)
Deferred tax (expense) recovery	(68,814)		(41,435)		43,975		(28,512)
Unrealized other expense (2)	(1,100)		(1,394)		(1,184)		(1,713)
Net earnings (loss) from continuing operations	134,599		74,797		(6,607)		78,646
(1)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.
(2)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange (loss) gain and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Vermilion Energy Inc. ■ Page 10 ■ 2026 Second Quarter Report

Reconciliation of fund flows from discontinued operations to net loss from discontinued operations:

	Q2 2026		Q2 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	-	-	90,314	64.23	-	-	190,467	69.89
Royalties	-	-	(16,800)	(11.95)	-	-	(35,999)	(13.21)
Transportation	-	-	(2,999)	(2.13)	-	-	(5,944)	(2.18)
Operating	(160)	-	(25,928)	(18.44)	(234)	-	(53,925)	(19.79)
General and administration	(281)	-	(10,694)	(7.61)	(359)	-	(15,619)	(5.73)
Fund flows from discontinued operations	(441)	-	33,893	24.10	(593)	-	78,980	28.98
Unrealized loss on derivative instruments (1)	-		(11,047)		-		(11,047)
Unrealized foreign exchange gain (loss) (1)	1		(574)		7		(457)
Accretion	-		(2,164)		-		(4,251)
Depletion and depreciation	-		(18,409)		(5,137)		(46,515)
Deferred tax recovery	79		62,432		1,030		58,525
Impairment expense	-		(372,386)		-		(372,386)
Net loss from discontinued operations	(361)		(308,255)		(4,693)		(297,151)

Fund flows from operations	231,222	20.55	259,678	21.25	463,499	20.45	515,707	24.03

Net earnings (loss)	134,238		(233,458)		(11,300)		(218,505)
(1)	Unrealized foreign exchange gain (loss) and Unrealized gain (loss) on derivative instruments are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Fund flows from operations per basic and diluted share: FFO per basic share and diluted share are non-GAAP ratios. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

Fund flows from operations per boe: Management uses fund flows from operations per boe to assess the profitability of our business units and Vermilion as a whole. Fund flows from operations per boe is calculated by dividing fund flows from operations (total of segments measure) by boe production. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

Free cash flow (FCF) and excess free cash flow (EFCF): Most directly comparable to cash flows from operating activities, FCF is a non-GAAP financial measure calculated as fund flows from operations less drilling and development costs and exploration and evaluation costs and EFCF is comprised of FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. Reconciliation to the primary financial statement measures can be found in the following table.

($M)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Cash flows from operating activities	170,751	140,467	398,149	420,851
Changes in non-cash operating working capital	46,872	110,825	38,949	77,123
Asset retirement obligations settled	13,599	8,386	26,401	17,733
Fund flows from operations	231,222	259,678	463,499	515,707
Drilling and development	(109,514)	(111,238)	(243,660)	(278,702)
Exploration and evaluation	(62)	(4,251)	(496)	(18,906)
Free cash flow	121,646	144,189	219,343	218,099
Payments on lease obligations	(2,751)	(3,852)	(5,514)	(7,681)
Asset retirement obligations settled	(13,599)	(8,386)	(26,401)	(17,733)
Excess free cash flow	105,296	131,951	187,428	192,685

Vermilion Energy Inc. ■ Page 11 ■ 2026 Second Quarter Report

Capital expenditures: Most directly comparable to cash flows used in investing activities, capital expenditures is a non-GAAP financial measure calculated as the sum of drilling and development costs and exploration and evaluation costs as derived from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

($M)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Drilling and development	109,514	111,238	243,660	278,702
Exploration and evaluation	62	4,251	496	18,906
Capital expenditures	109,576	115,489	244,156	297,608

Payout and payout % of FFO: Payout and payout % of FFO are, respectively, a non-GAAP financial measure and non-GAAP ratio. Payout is most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. The measure is used by management to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. Payout as a percentage of FFO is also referred to as the payout ratio or sustainability ratio. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Dividends declared	20,659	20,022	41,260	40,065
Drilling and development	109,514	111,238	243,660	278,702
Exploration and evaluation	62	4,251	496	18,906
Asset retirement obligations settled	13,599	8,386	26,401	17,733
Payout	143,834	143,897	311,817	355,406
% of fund flows from operations	62%	55%	67%	69%

Adjusted working capital (deficit): Adjusted working capital (deficit) is a non-GAAP financial measure calculated as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities. The measure is used by management to calculate net debt, a capital management measure disclosed below.

	As at
($M)	Jun 30, 2026	Dec 31, 2025
Current assets	572,095	467,286
Current liabilities	(572,565)	(554,547)
Current derivative asset	(52,795)	(78,694)
Current asset retirement obligation	57,167	54,504
Current lease liability	7,570	9,206
Current derivative liability	73,000	6,154
Adjusted working capital	84,472	(96,091)

Acquisitions: Acquisitions is a non-GAAP financial measure and is calculated as the sum of acquisitions, net of cash acquired and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Acquisitions, net of cash acquired	338	1,591	6,373	1,086,047
Shares issued for acquisition	-	-	-	13,363
Acquired working capital deficit	-	-	-	23,179
Acquisitions	338	1,591	6,373	1,122,589

Operating netback: Operating netback is non-GAAP financial measure and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses, and when presented on a per unit basis is a non-GAAP ratio. Operating netback is most directly comparable to net earnings (loss). Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Vermilion Energy Inc. ■ Page 12 ■ 2026 Second Quarter Report

Net debt to four quarter trailing fund flows from operations: Management uses net debt (a capital management measure, as defined below) to four quarter trailing fund flows from operations to assess the Company's ability to repay debt. Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio calculated as net debt (capital management measure) divided by fund flows from operations (total of segments measure) from the preceding four quarters.

Capital Management Measure

Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Jun 30, 2026	Dec 31, 2025
Long-term debt	1,308,333	1,243,397
Adjusted working capital (1)	(84,472)	96,091
Unrealized FX on swapped USD borrowings (2)	204	2,902
Net debt	1,224,065	1,342,390

Ratio of net debt to four quarter trailing fund flows from operations (3)	1.3	1.4
(1)	Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives, current asset retirement obligations and current lease liabilities).
(2)	Vermilion may enter into cross currency interest rate swaps to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. Unrealized FX on swapped USD borrowings relates to the unrealized gains and losses on our cross currency interest swaps. At June 30, 2026, there was $250.2 million of swapped USD borrowings on our revolving credit facility. (December 31, 2025 - $196.7 million).
(3)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan (“LTIP"), based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q2 2026	Q2 2025
Shares outstanding	152,948	154,019
Potential shares issuable pursuant to the LTIP	4,369	4,737
Diluted shares outstanding	157,317	158,756

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.

F&D (finding and development) and FD&A (finding, development and acquisition) costs: used as a measure of capital efficiency, calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted FDC (future development capital), by the change in the reserves, incorporating revisions and production, for the same period.

Operating Recycle Ratio: A non-GAAP ratio that is calculated by dividing the Operating Netback, excluding PRRT and realized hedging gains and losses, by the cost of adding reserves (F&D and FD&A cost). Management assesses operating recycle ratio as a measure of the reinvestment of earnings.

Vermilion Energy Inc. ■ Page 13 ■ 2026 Second Quarter Report

Management's Discussion and Analysis

The following is Management’s Discussion and Analysis (“MD&A”), dated July 29, 2026, of Vermilion Energy Inc.’s (“Vermilion”, “we”, “our”, “us” or the “Company”) operating and financial results as at and for the three and six months ended June 30, 2026 compared with the corresponding period in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026, and the audited consolidated financial statements for the years ended December 31, 2025 and 2024, together with the accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026, and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with IAS 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board ("IASB").

The operating results attributable to the Company's Saskatchewan, United States and block SA-07 in Croatia operations have been classified and presented as discontinued operations, with all other operating results presented as continuing operations. The prior period presented the results from the Saskatchewan and United States assets as discontinued operations and have been recast to include the SA-07 assets in Croatia as discontinued operations. See Note 3 "Discontinued operations" of the condensed consolidated interim financial statements for the three and six months ended June 30, 2026 for additional information.

This MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS® Accounting Standards as issued by the IASB ("IFRS Accounting Standards") and are therefore considered non-GAAP and other specified financial measures. These financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP and other specified financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to “Non-GAAP and Other Specified Financial Measures”.

Product Type Disclosure

Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. In this report, references to “crude oil” and “light and medium crude oil” mean “light crude oil and medium crude oil”, “tight oil” and “heavy oil” and references to “natural gas” mean “conventional natural gas”, “shale gas” and “coal bed methane".

In addition, in Supplemental Table 4 "Production", Vermilion provides a reconciliation from total production volumes to product type and also a reconciliation of "crude oil and condensate" and "NGLs" to the product types "light crude oil and medium crude oil" and "natural gas liquids".

Production volumes reported are based on quantities as measured at the first point of sale.

Vermilion Energy Inc. ■ Page 14 ■ 2026 Second Quarter Report

Guidance

On November 5, 2025, the Company released the 2026 capital budget and associated production guidance. Only July 29, 2026, production guidance was increased to reflect continued outperformance across Vermilion’s asset base, and the Company provided guidance for interest expense. The Company’s guidance for 2026 is as follows:

Category	2026 Prior (1)	2026 Current (1)
Production (boe/d)	118,000 - 122,000	121,000 - 123,000
E&D capital expenditures ($MM)	$600 - 630	$600 - 630
Operating ($/boe)	$12.25 - 13.25	$12.25 - 13.25
General and administration ($/boe) (2)	$1.65 - 2.15	$1.65 - 2.15
Transportation ($/boe)	$3.00 - 3.50	$3.00 - 3.50
Interest expense ($/boe)	N/A	$2.00 - 2.50
Royalty rate (% of sales)	7 - 9%	7 - 9%
Cash taxes (% of pre-tax FFO)	2 - 6%	2 - 6%
Asset retirement obligations settled ($MM)	$55	$55
Payments on lease obligations ($MM)	$10	$10
(1)	Prior 2026 guidance reflects foreign exchange assumptions of CAD/USD 1.38, CAD/EUR 1.63, and CAD/AUD 0.91. Current 2026 guidance reflects foreign exchange assumptions of CAD/USD 1.39, CAD/EUR 1.61, and CAD/AUD 0.97.
(2)	General and administration expense exclusive of expected cash-settled equity based compensation of $0.15 - 0.20/boe.

Vermilion Energy Inc. ■ Page 15 ■ 2026 Second Quarter Report

Consolidated Results Overview

	Q2 2026	Q2 2025	Q2/26 vs. Q2/25	YTD 2026	YTD 2025	2026 vs. 2025
Production (1)
Crude oil and condensate (bbls/d)	24,753	37,449	(34)%	24,225	34,933	(31)%
NGLs (bbls/d)	11,714	12,656	(7)%	11,878	10,921	9%
Natural gas (mmcf/d)	535.93	515.38	4%	537.60	442.78	21%
Total (boe/d)	125,789	136,002	(8)%	125,704	119,649	5%
Build in inventory (mbbls)	185	156		74	219
Financial metrics
Fund flows from continuing operations ($M) (2)	231,663	225,785	3%	464,092	436,727	6%
Fund flows from discontinued operations ($M) (2)	(441)	33,893	N/A	(593)	78,980	N/A
Fund flows from operations ($M) (2)	231,222	259,678	(11)%	463,499	515,707	(10)%
Fund flows from operations per share	1.51	1.68	(10)%	3.04	3.35	(9)%
Net earnings (loss) from continuing operations	134,599	74,797	80%	(6,607)	78,646	N/A
Net loss from discontinued operations	(361)	(308,255)	(100)%	(4,693)	(297,151)	(98)%
Net earnings (loss) ($M)	134,238	(233,458)	N/A	(11,300)	(218,505)	(95)%
Net earnings (loss) per share - continuing operations	0.88	0.49	80%	(0.04)	0.51	N/A
Net (loss) per share - discontinued operations	-	(2.00)	(100)%	(0.03)	(1.93)	(98)%
Net earnings (loss) per share	0.88	(1.51)	N/A	(0.07)	(1.42)	(95)%
Cash flows from operating activities ($M)	170,751	140,467	22%	398,149	420,851	(5)%
Free cash flow ($M) (3)	121,646	144,189	(16)%	219,343	218,099	1%
Long-term debt ($M)	1,308,333	1,951,250	(33)%	1,308,333	1,951,250	(33)%
Net debt ($M) (4)	1,224,065	1,413,321	(13)%	1,224,065	1,413,321	(13)%
Cash dividends ($/share)	0.135	0.130	4%	0.270	0.260	4%
Activity
Capital expenditures ($M) (5)	109,576	115,489	(5)%	244,156	297,608	(18)%
Acquisitions ($M) (6)	338	1,591	(79)%	6,373	1,122,589	(99)%
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.
(2)	Fund flows from operations (FFO) and FFO per share are a total of segments measure and supplementary financial measure most directly comparable to net earnings (loss) and net earnings (loss) per share, respectively. The measures do not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. FFO is comprised of sales less royalties, transportation, operating, general and administrative (G&A), corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, plus realized gain (loss) on foreign exchange and realized other income (expense). The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. A reconciliation to the primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.
(3)	Free cash flow (FCF) is a non-GAAP financial measure most directly comparable to cash flows from operating activities; it does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. FCF is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. A reconciliation to primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(4)	Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes lease obligations which are secured by a corresponding right-of-use asset. A reconciliation to the primary financial statement measures can be found within the "Financial Position Review" section of this MD&A.
(5)	Capital expenditures is a non-GAAP financial measure that does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. The measure is calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. A reconciliation to the primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(6)	Acquisitions is a non-GAAP financial measure that does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. The measure is calculated as the sum of acquisitions, net of cash and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity. A reconciliation to the acquisitions line item in the Consolidated Statements of Cash Flows can be found in "Supplemental Table 3: Capital Expenditures and Acquisitions" section of this MD&A.

Vermilion Energy Inc. ■ Page 16 ■ 2026 Second Quarter Report

Financial performance review

Q2 2026 vs. Q2 2025

•	We recorded net earnings of $134.2 million ($0.88/basic share) in Q2 2026 compared to a net loss of $233.5 million ($1.51/basic share) in Q2 2025. The improvement was primarily attributable to a lower net loss from discontinued operations, reflecting the prior year impairment recognized upon the transfer of the Saskatchewan and United States disposal groups to assets held for sale. Results also benefited from improved earnings from continuing operations, reflecting higher production and a more efficient cost structure resulting from asset high-grading efforts. In addition, favourable changes in our non-cash mark-to-market derivative position primarily related to European natural gas and crude oil contracts, reflected a commodity price decline from elevated levels at March 31, 2026. These gains were partially offset by deferred tax expense on unrealized derivative gains and unrealized foreign exchange losses on US dollar denominated debt resulting from the strengthening US dollar.

Vermilion Energy Inc. ■ Page 17 ■ 2026 Second Quarter Report

•	Cash flows from operating activities increased to $170.8 million in Q2 2026 from $140.5 million in Q2 2025, while fund flows from operations decreased to $231.2 million from $259.7 million over the same period. The continuing operations asset base generated stronger cash flows year-over-year, driven by higher commodity prices, increased production volumes from Deep Basin and Montney development and acquisition activity, and lower unit operating costs. These gains more than offset the loss of contribution from assets disposed of since the prior-year period. Despite these improvements, fund flows from operations were negatively impacted by a before-tax $105.2 million year-over-year swing in realized derivatives, reflecting a $57.5 million realized loss in Q2 2026 compared to a $47.7 million realized gain in Q2 2025. Variances between cash flows from operating activities and fund flows from operations are primarily due to the timing of non-cash working capital movements.

Vermilion Energy Inc. ■ Page 18 ■ 2026 Second Quarter Report

2026 YTD vs. 2025 YTD

•	For the six months ended June 30, 2026, we recorded a net loss of $11.3 million compared to $218.5 million in the comparable period in 2025. The improvement was primarily attributable to the absence of losses on assets disposed of in the second half of 2025, increased tax asset valuations in Canada and Ireland resulting from changes in forward commodity prices, and stronger earnings from continuing operations. Operating results benefited from new production in the Deep Basin and Montney and a more efficient cost structure resulting from our asset high-grading efforts. Results also benefitted from lower depletion and depreciation expense following impairment charges recognized in 2025. These gains were partially offset by a loss of $111.4 million on derivative contracts compared to a gain of $45.8 million in the prior year period.

Vermilion Energy Inc. ■ Page 19 ■ 2026 Second Quarter Report

•	For the six months ended June 30, 2026 compared to the same period in 2025, cash flows from operating activities decreased by $22.7 million to $398.1 million and fund flows from operations decreased by $52.2 million to $463.5 million. The decrease in fund flows from operations was primarily attributable to a before-tax $132.2 million year-over-year swing in realized derivatives, as a $73.4 million loss on derivative contracts was realized in 2026 compared to a $58.8 million gain in the prior year period. Partially offsetting this impact were stronger fund flows from continuing operations, reflecting increased production volumes from the Deep Basin acquisition and ongoing organic production growth, as well as a more efficient cost structure resulting from our asset high-grading efforts. These improvements more than offset the loss of contribution from assets disposed of in 2025, demonstrating the strength of Vermilion's core business. While higher production volumes resulted in increased royalties, transportation and operating expenses, underlying operating margins benefited from lower unit costs and improved scale. Variances between cash flows from operating activities and fund flows from operations are primarily due to the timing of non-cash working capital movements.

Production review

Q2 2026 vs. Q2 2025

•	Consolidated average production decreased 8% to 125,789 boe/d in Q2 2026 compared to Q2 2025 production of 136,002 boe/d primarily due to the United States and Saskatchewan dispositions, cyclone-related downtime in Australia and natural well decline across the International business units. These decreases were partially offset by increased production from new wells brought online in the Deep Basin and Montney.

YTD 2026 vs. YTD 2025

•	Consolidated average production increased 5% to 125,704 boe/d in the six months ended June 30, 2026 from 119,649 boe/d in the comparable period of 2025. The increase was primarily attributable to a full six months of production from the Deep Basin acquisition in 2026 compared to four months in 2025, as well as strong drilling results in the Deep Basin and Montney. These gains more than offset the impact of the United States and Saskatchewan dispositions and cyclone-related downtime in Australia.

Activity review

For the three months ended June 30, 2026, capital expenditures were $109.6 million.

•	In Canada, we invested capital expenditures of $73.4 million in our liquids-rich gas assets:
•	In the Deep Basin, we drilled six (6.0 net), completed six (5.5 net), and brought on production five (4.3 net) liquids-rich conventional natural gas wells.
•	In the Montney, we drilled one (1.0 net) and completed four (4.0 net) liquids-rich shale gas wells.

•	Internationally, capital expenditures were $36.2 million:
•	In Germany, we invested $7.1 million, primarily on facilities activities, including progressing infrastructure to facilitate production from the Wisselshorst well, which was brought online subsequent to the quarter.
•	In the Netherlands, $6.8 million was invested primarily on workovers and facilities activities.
•	In France, we invested $9.6 million, primarily on subsurface maintenance and facilities activities.
•	In Australia, $8.8 million was invested primarily on facilities activities, as we resumed operations in Q2 2026 following cyclone-related downtime in the prior quarter.
•	In Ireland, $3.6 million was invested on facilities activities.

Financial sustainability review

Free cash flow

•	Free cash flow increased by $1.2 million to $219.3 million for the six months ended June 30, 2026 compared to the same period in the prior year. The increase was primarily attributed to lower capital expenditures and stronger underlying operating performance resulting from the Deep Basin acquisition and organic production growth, which more than offset the impacts of dispositions completed in 2025. These gains were achieved despite a before-tax $132.2 million year-over-year deterioration in realized derivative settlements.

Long-term debt and net debt

•	As at June 30, 2026, long-term debt increased to $1.3 billion (December 31, 2025 - $1.2 billion) primarily due to draws on our revolving credit facility, timing of payments and the foreign exchange impact of the US dollar strengthening 4% against the Canadian dollar on our US denominated senior unsecured notes. The increase was partially offset by long-term debt repayments from excess cash flows generated during the quarter.

Vermilion Energy Inc. ■ Page 20 ■ 2026 Second Quarter Report

•	As at June 30, 2026, net debt totaled $1.2 billion, a decrease of $118.3 million from December 31, 2025. The decrease was primarily due to free cash flow generation and the inclusion of expected proceeds from the dispositions of assets held for sale.
•	The ratio of net debt to four quarter trailing fund flows from operations(1) decreased to 1.3 as at June 30, 2026 (December 31, 2025 - 1.4) due to lower net debt, partially offset by slightly lower four quarter trailing funds from continuing operations impacted by realized derivative settlements.

(1)	Net debt to four quarter trailing fund flows from operations is a supplementary financial measure that does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. It is calculated as net debt (capital measure) over the FFO from the preceding four quarters (total of segments measure). The measure is used to assess our ability to repay debt. Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

Vermilion Energy Inc. ■ Page 21 ■ 2026 Second Quarter Report

Benchmark Commodity Prices

	Q2 2026	Q2 2025	Q2/26 vs. Q2/25	YTD 2026	YTD 2025	2026 vs. 2025
Natural gas
North America
AECO 7A (CAD/Mcf)	1.51	2.07	(27)%	2.00	2.05	(2)%
Henry Hub (USD/Mcf)	2.90	3.44	(16)%	3.97	3.55	12%
Chicago (USD/Mcf)	2.45	3.16	(22)%	3.03	3.64	(17)%
Europe (1)
TTF MA (CAD/MMBtu)	22.68	17.14	32%	18.71	19.20	(3)%
TTF MA (EUR/MMBtu)	14.09	10.92	29%	11.64	12.46	(7)%
NBP MA (CAD/MMBtu)	22.33	16.68	34%	18.51	19.08	(3)%
NBP MA (EUR/MMBtu)	13.88	10.63	31%	11.51	12.38	(7)%
THE MA (CAD/MMBtu)	23.00	17.57	31%	19.29	19.61	(2)%
THE MA (EUR/MMBtu)	14.29	11.20	28%	12.00	12.73	(6)%
Crude oil
Dated Brent (USD/bbl)	104.52	67.82	54%	92.57	71.74	29%
WTI (USD/bbl)	92.79	63.74	46%	82.36	67.58	22%
Edmonton Sweet index (CAD/bbl)	131.89	84.29	56%	112.65	89.74	26%
Canadian C5+ Condensate index (CAD/bbl)	132.11	87.82	50%	114.97	93.96	22%
Average exchange rates
CAD/USD	1.38	1.38	- %	1.38	1.41	(2)%
CAD/EUR	1.61	1.57	3%	1.61	1.54	5%
Realized prices
Crude oil and condensate ($/bbl)	133.97	85.07	57%	116.60	91.75	27%
NGLs ($/bbl)	27.70	24.68	12%	25.33	27.55	(8)%
Natural gas ($/mcf)	5.08	4.88	4%	5.25	6.09	(14)%
Total ($/boe)	49.23	43.71	13%	47.08	51.45	(8)%
(1)	Natural gas in the Netherlands and Germany is benchmarked to the TTF and THE and production is generally equally split between day ahead ("DA") and month ahead ("MA") contracts. Natural gas in Ireland is benchmarked to the NBP and is sold on DA contracts.

As an internationally diversified producer, we are exposed to a range of commodity prices. In Canada, our crude oil is sold at benchmarks linked to WTI (including the Edmonton Sweet index and the Canadian C5+ index) and our natural gas is sold at benchmarks linked to the AECO index in Canada and a combination of Chicago Daily and Henry Hub ("HH") indices in the United States. In our International core region, our crude oil is sold with reference to Dated Brent and our natural gas is sold with reference to TTF, NBP, THE, or indices highly correlated to TTF.

Vermilion Energy Inc. ■ Page 22 ■ 2026 Second Quarter Report

•	In Canadian dollar terms, year-over-year, prices for European natural gas at NBP and TTF increased by 34% and 32% respectively on a month ahead basis. Prices over the quarter were elevated following the disruptions in the Strait of Hormuz. Following increased conflict in the Middle East, a full-closure of flows from Qatar LNG and tighter supply & demand balances across both Asia and Europe, global gas benchmarks showed strong pricing across Q2 2026.
•	Year-over-year, natural gas prices in Canadian dollar terms at NYMEX HH decreased by 18% and AECO 7A decreased by 27%. Following a strong end to Winter 2026-2027 with Winter Storm Fern spiking demand, North American gas prices faced downward pressure on higher-than-normal inventories, rebounding production, strong injections and a modest start to Summer demand in the quarter.
•	During Q2 2026, average European natural gas prices represented a premium of $21/mcf to AECO 7A. Approximately 18% of Vermilion's natural gas production benefited from this premium European pricing (Q2 2025 - 21%).

•	Crude oil prices increased in Q2 2026 relative to Q2 2025 primarily due to heightened uncertainty in the Middle East, which tightened global crude oil balances. In response to concerns regarding potential supply disruptions and reduced crude availability, average benchmark prices increased significantly, with WTI rising 46% and Dated Brent increasing 54% compared to Q2 2025. Dated Brent strengthened relative to WTI as physical crude markets reflected greater concerns regarding Middle East supply availability.
•	In Canadian dollar terms, year-over-year, the Edmonton Sweet differential tightened by $7.43/bbl to a premium of $3.49/bbl relative to WTI. These strengthening differentials in the Canadian market originated as a knock-on effect from the Strait of Hormuz closure. The removal of Gulf crude and condensate exports sent US West Coast and Asian refiners scrambling for replacement barrels.
•	Approximately 38% of Vermilion’s Q2 2026 crude oil and condensate production was priced at the Dated Brent index, which averaged a premium to WTI of US$11.73/bbl. The remainder of our crude oil and condensate production was priced at the Canadian C5+, Edmonton Sweet and WTI indices.

Vermilion Energy Inc. ■ Page 23 ■ 2026 Second Quarter Report

Canada

The continuing operations in Canada consist of our Deep Basin and Mica Montney assets. The comparative period includes the operating results for non-core assets in Saskatchewan and the United States disposed of in 2025, presented as discontinued operations throughout this MD&A in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Please refer to Note 3 "Discontinued operations" of the condensed consolidated interim financial statements for the three and six months ended June 30, 2026 for additional information.

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Production (1)
Crude oil and condensate (bbls/d)	14,271	14,178	14,286	12,054
NGLs (bbls/d)	11,714	11,072	11,878	9,393
Natural gas (mmcf/d)	441.73	394.07	441.06	321.94
Production from continuing operations (boe/d)	99,605	90,926	99,677	75,103
Production from discontinued operations (boe/d)	-	15,453	-	15,057
Total production volume (boe/d)	99,605	106,379	99,677	90,160
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

Fund Flows from Operations

Continuing Operations

	Q2 2026		Q2 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	272,759	30.09	212,369	25.67	536,666	29.75	378,633	27.85
Royalties	(26,549)	(2.93)	(16,322)	(1.97)	(46,563)	(2.58)	(34,979)	(2.57)
Transportation	(26,425)	(2.92)	(22,899)	(2.77)	(48,125)	(2.67)	(39,194)	(2.88)
Operating	(65,108)	(7.18)	(62,460)	(7.55)	(123,910)	(6.87)	(105,401)	(7.75)
General and administration (1)	(10,912)	(1.20)	(11,709)	(1.42)	(18,349)	(1.02)	(29,397)	(2.16)
Corporate income tax recovery (expense) (1)	1,157	0.13	(2,325)	(0.28)	(784)	(0.04)	(2,760)	(0.20)
Fund flows from continuing operations	144,922	15.99	96,654	11.68	298,935	16.57	166,902	12.29
Drilling and development	(73,389)		(45,211)		(187,286)		(165,363)
Free cash flow from continuing operations	71,533		51,443		111,649		1,539
(1)	General and administration and corporate income tax include amounts from our Corporate segment. General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment and the prior period results have been presented to conform with current period presentation. The decrease in general and administration was primarily due to non-recurring acquisition costs in 2025. Corporate income tax expense primarily relates to income taxes on Corporate segment activities.

Discontinued Operations

	Q2 2026		Q2 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	-	-	90,314	64.23	-	-	190,467	69.89
Royalties	-	-	(16,800)	(11.95)	-	-	(35,999)	(13.21)
Transportation	-	-	(2,999)	(2.13)	-	-	(5,944)	(2.18)
Operating	-	-	(25,819)	(18.36)	-	-	(53,698)	(19.70)
General and administration	-	-	(10,334)	(7.35)	-	-	(15,206)	(5.58)
Fund flows from discontinued operations	-	-	34,362	24.44	-	-	79,620	29.22
Drilling and development	-		(12,830)		-		(23,488)
Free cash flow from discontinued operations	-		21,532		-		56,132

Fund flows from continuing operations increased 50% to $144.9 million in Q2 2026 and 79% to $298.9 million for the six months ended June 30, 2026. On a per boe basis, fund flows increased to $15.99/boe and $16.57/boe, respectively, reflecting higher production volumes, stronger realized commodity prices and a lower cost structure resulting from increased scale and portfolio high-grading efforts.

Production in Canada averaged 99,605 boe/d, consistent with the prior quarter, reflecting record production from the Mica Montney asset. Production from continuing operations increased 10% compared to Q2 2025, driven by new wells brought online in both the Deep Basin and Mica Montney.

In Q2 2026, the Company drilled six (6.0 net), completed six (5.5 net), and brought on production five (4.3 net) liquids-rich gas wells in the Deep Basin. Activity levels were lower as planned compared to the prior quarter due to spring break-up, and the Company will maintain a three-rig drilling program in the Deep Basin over the balance of the year. In the Montney, Vermilion drilled one (1.0 net) and completed four (4.0 net) liquids-rich gas wells.

Vermilion Energy Inc. ■ Page 24 ■ 2026 Second Quarter Report

Sales

	Q2 2026		Q2 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Canada	272,759	30.09	212,369	25.67	536,666	29.75	378,633	27.85
Discontinued operations:
Canada	-	-	64,766	66.51	-	-	138,901	72.00
United States	-	-	25,548	59.07	-	-	51,566	64.78
Total discontinued operations	-	-	90,314	64.23	-	-	190,467	69.89
Total	272,759	30.09	302,683	31.27	536,666	29.75	569,100	34.87

On a per boe basis, sales from continuing operations increased 17% and 7% to $30.09 and $29.75 for the three and six months ended June 30, 2026, respectively, primarily due to higher crude oil prices, partially offset by lower natural gas prices.

On a dollar basis, sales from continuing operations increased 28% and 42% for the three and six months ended June 30, 2026 compared to the prior year comparable periods, respectively, reflecting higher production volumes from the Deep Basin acquisition, new wells brought online in the Deep Basin and Montney and stronger crude oil pricing.

Royalties

	Q2 2026		Q2 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
Canada	(26,549)	(2.93)	(16,322)	(1.97)	(46,563)	(2.58)	(34,979)	(2.57)
Discontinued operations:
Canada	-	-	(9,664)	(9.92)	-	-	(21,596)	(11.19)
United States	-	-	(7,136)	(16.50)	-	-	(14,403)	(18.09)
Total discontinued operations	-	-	(16,800)	(11.95)	-	-	(35,999)	(13.21)
Total	(26,549)	(2.93)	(33,122)	(3.42)	(46,563)	(2.58)	(70,978)	(4.35)
Royalty rate (% of sales)
Canada	9.7%		7.7%		8.7%		9.2%
Discontinued operations	- %		18.6%		- %		18.9%

The royalty rate as a percentage of sales in Canada increased to 9.7% from 7.7% for the three months ended June 30, 2026, primarily due to higher production from assets subject to higher royalty rates and the impact of sliding-scale royalty structures. For the six months ended June 30, 2026, the royalty rate as a percentage of sales decreased to 8.7% from 9.2% for the same period in the prior year. This decrease is due to a greater weighting of production subject to lower royalty rates combined with royalty credits in the current year.

On a dollar basis, royalties for the three and six months ended June 30, 2026 increased due to higher production, including higher production in the Mica region subject to higher royalty rates and higher realized commodity prices.

Transportation

	Q2 2026		Q2 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
Canada	(26,425)	(2.92)	(22,899)	(2.77)	(48,125)	(2.67)	(39,194)	(2.88)
Discontinued operations:
Canada	-	-	(2,805)	(2.88)	-	-	(5,625)	(2.92)
United States	-	-	(194)	(0.45)	-	-	(319)	(0.40)
Total discontinued operations	-	-	(2,999)	(2.13)	-	-	(5,944)	(2.18)
Total	(26,425)	(2.92)	(25,898)	(2.68)	(48,125)	(2.67)	(45,138)	(2.77)

Vermilion Energy Inc. ■ Page 25 ■ 2026 Second Quarter Report

Transportation expense on continuing operations in Canada increased 5% to $2.92 per boe for the three months ended June 30, 2026 compared to the same period in 2025 due to a higher weighting of production from Mica Montney in the quarter. For the six months ended June 30, 2026, transportation expense decreased 7% to $2.67 per boe, reflecting improved utilization of contracted natural gas transportation capacity resulting from higher Deep Basin production as well as lower crude oil trucking costs. These improvements demonstrate the benefits of increased scale with the Company's Canadian operations.

On a dollar basis, transportation expense on continuing operations in Canada increased 15% and 23% for the three and six months ended June 30, 2026, respectively, compared to the prior year periods due to higher production.

Operating expense

	Q2 2026		Q2 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Canada	(65,108)	(7.18)	(62,460)	(7.55)	(123,910)	(6.87)	(105,401)	(7.75)
Discontinued operations:
Canada	-	-	(19,254)	(19.77)	-	-	(40,191)	(20.83)
United States	-	-	(6,565)	(15.18)	-	-	(13,507)	(16.97)
Total discontinued operations	-	-	(25,819)	(18.36)	(234)	-	(53,698)	(19.70)
Total	(65,108)	(7.18)	(88,279)	(9.12)	(123,910)	(6.87)	(159,099)	(9.75)

Operating expenses on continuing operations in Canada decreased 5% and 11% to $7.18 per boe and $6.87 per boe for the three and six months ended June 30, 2026 to, respectively, compared to the same periods in 2025. The decrease was primarily driven by increased scale and operating efficiencies within the Deep Basin and Montney, as higher production volumes allowed fixed costs to be spread over a larger production base.

On a dollar basis, operating expense increased 4% and 18% for the three and six months ended June 30, 2026, respectively, compared to the same periods in 2025 primarily due to higher production.

Vermilion Energy Inc. ■ Page 26 ■ 2026 Second Quarter Report

International

During the first quarter of 2026, Vermilion entered into an agreement for the sale of the SA-07 assets in Croatia. As a result of this agreement, the operating results for the assets held for sale have been presented as discontinued operations throughout this MD&A in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Please refer to Note 3 "Discontinued operations" of the condensed consolidated interim financial statements for the three and six months ended June 30, 2026, for additional information.

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Production (1)
Crude oil and condensate (bbls/d)	10,480	12,055	9,938	11,945
Natural gas (mmcf/d)	94.20	105.39	96.54	105.26
Total production volume (boe/d)	26,182	29,623	26,026	29,489
Total sales volume (boe/d)	24,143	27,911	25,623	28,286
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

Fund Flows from Operations

Continuing Operations

	Q2 2026		Q2 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
Sales	281,584	128.17	231,465	91.13	531,008	114.50	533,894	104.28
Royalties	(17,644)	(8.03)	(12,946)	(5.10)	(28,900)	(6.23)	(24,380)	(4.76)
Transportation	(11,808)	(5.37)	(10,713)	(4.22)	(23,415)	(5.05)	(22,659)	(4.43)
Operating	(56,397)	(25.67)	(60,437)	(23.84)	(139,300)	(30.04)	(131,276)	(25.64)
General and administration	(12,132)	(5.52)	(11,868)	(4.81)	(24,660)	(5.32)	(23,915)	(4.67)
Corporate income tax expense	(12,781)	(5.82)	(8,791)	(3.46)	(22,504)	(4.85)	(27,415)	(5.35)
PRRT	2,434	1.11	(755)	(0.30)	2,434	0.52	(3,773)	(0.74)
Fund flows from continuing operations	173,256	78.87	125,955	49.40	294,663	63.53	300,476	58.69
Drilling and development	(36,125)		(53,055)		(56,500)		(89,620)
Exploration and evaluation	(62)		(4,210)		(182)		(18,583)
Free cash flow from continuing operations	137,069		68,690		237,981		192,273

Discontinued Operations

	Q2 2026		Q2 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Operating	(160)	-	(109)	-	(234)	-	(227)	-
General and administration	(281)	-	(360)	-	(359)	-	(413)	-
Fund flows from discontinued operations	(441)	-	(469)	-	(593)	-	(640)	-
Drilling and development	-		(142)		126		(231)
Exploration and evaluation	-		(41)		(314)		(323)
Free cash flow from discontinued operations	(441)		(652)		(781)		(1,194)

Fund flows from continuing operations increased 38% to $173.3 million in Q2 2026 and remained relatively consistent at $294.7 million for the six months ended June 30, 2026. On a per boe basis, fund flows increased 59% and 8% for the three and six month periods, respectively, reflecting significantly stronger realized European natural gas and crude oil prices, partially offset by lower production volumes and higher royalty and operating costs.

Production from Vermilion's International operations averaged 26,182 boe/d in Q2 2026, an increase of 1% from the prior quarter as higher production in Australia following the resumption of operations at Wandoo more than offset natural declines across certain European business units. Production was lower than the prior-year period primarily due to cyclone-related downtime in Australia and natural declines.

Activity in Europe focused on the execution of workover programs and maintenance activities, in addition to preparing for drilling in the Netherlands in the second half of this year. In Australia, production operations at Wandoo safely resumed during the second quarter following necessary repair work, and are expected to continue to ramp up over the balance of the year.

Vermilion Energy Inc. ■ Page 27 ■ 2026 Second Quarter Report

Sales

	Q2 2026		Q2 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
Australia	-	-	20,853	108.85	32,317	102.34	51,685	117.62
France	84,575	137.30	54,481	85.94	135,503	126.11	115,543	94.53
Netherlands	38,632	121.82	28,188	82.74	69,374	104.12	71,074	101.18
Germany	66,915	123.30	44,804	89.80	123,138	110.68	98,139	100.31
Ireland	83,338	126.48	67,794	93.60	155,826	117.43	168,780	111.18
Central and Eastern Europe	8,124	130.57	15,345	101.95	14,850	104.79	28,673	110.59
International	281,584	128.17	231,465	91.13	531,008	114.50	533,894	104.28

As a result of changes in inventory levels, our sales volumes for crude oil in Australia, France, and Germany may differ from our production volumes in those business units. The following table provides the crude oil sales volumes (consisting entirely of "light crude oil and medium crude oil") for those jurisdictions.

Crude oil sales volumes (bbls/d)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Australia	-	2,105	1,745	2,428
France	6,769	6,966	5,936	6,753
Germany	1,649	1,235	1,830	1,526
International	8,418	10,306	9,511	10,707

International sales for the three months ended June 30, 2026 increased 42% to $129.21 per boe compared to the prior year comparable period, primarily due to higher crude oil and stronger European gas pricing. On a dollar basis, sales increased by 22% for the three months ended June 30, 2026 due to higher realized pricing, partially offset by lower sales volumes in Australia due to cyclone-related downtime and lower sales volumes in Central and Eastern Europe.

For the six months ended June 30, 2026, International sales increased 10% to $114.50 per boe compared to the prior year comparable period, primarily due to higher crude oil pricing, partially offset by slightly lower gas pricing. On a dollar basis, sales for the six months ended June 30, 2026 remained relatively flat due to higher realized pricing, offset by lower sales volumes in Australia and Central and Eastern Europe.

Royalties

	Q2 2026		Q2 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
France	(11,506)	(18.68)	(8,858)	(13.97)	(17,152)	(15.96)	(16,324)	(13.35)
Netherlands	(3)	(0.01)	-	-	(3)	-	(10)	(0.01)
Germany	(3,556)	(6.55)	(1,991)	(3.99)	(7,235)	(6.50)	(4,329)	(4.42)
Central and Eastern Europe	(2,579)	(41.45)	(2,097)	(13.93)	(4,510)	(31.82)	(3,717)	(14.34)
International	(17,644)	(8.03)	(12,946)	(5.10)	(28,900)	(6.23)	(24,380)	(4.76)
Royalty rate (% of sales)	6.3%		5.6%		5.4%		4.6%

Royalties in our International core region are primarily incurred in France, the Netherlands, Germany and Croatia, where royalties, depending on jurisdiction, include charges based on a percentage of sales and fixed per boe charges. Our production in Australia and Ireland is not subject to royalties.

The International royalty rate increased to 6.3% of sales in Q2 2026 from 5.6% in Q2 2025 and increased to 5.4% from 4.6% for the six months ended June 30, 2026. The increase primarily reflects higher crude oil prices in France, which are subject to sliding-scale royalty structures, together with a greater contribution from production in Germany. On a dollar basis, royalty expense increased primarily due to stronger realized commodity prices.

Vermilion Energy Inc. ■ Page 28 ■ 2026 Second Quarter Report

Transportation

	Q2 2026		Q2 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
France	(6,284)	(10.20)	(5,982)	(9.44)	(12,393)	(11.53)	(11,460)	(9.38)
Germany	(3,637)	(6.70)	(2,440)	(4.89)	(7,249)	(6.52)	(6,709)	(6.86)
Ireland	(1,887)	(2.86)	(2,291)	(3.16)	(3,773)	(2.84)	(4,490)	(2.96)
International	(11,808)	(5.37)	(10,713)	(4.22)	(23,415)	(5.05)	(22,659)	(4.43)

Transportation expense increased to $5.37 per boe for the three months ended June 30, 2026 from $4.22 per boe in the prior year period, primarily due to one-time transportation credits recognized in Germany during Q2 2025. For the six months ended June 30, 2026, transportation expense increased to $5.05 per boe from $4.43 per boe, reflecting the timing of crude oil liftings and vessel costs in France.

On a dollar basis, transportation expense increased for both the three and six month periods primarily due to the absence of the prior-year credits in Germany and the timing of crude oil liftings and vessel costs in France. Production in Australia, the Netherlands and Central and Eastern Europe is not subject to transportation expense.

Operating expense

	Q2 2026		Q2 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
Australia	(4,055)	-	(10,208)	(53.29)	(38,033)	(120.44)	(25,193)	(57.33)
France	(17,618)	(28.60)	(17,091)	(26.96)	(30,467)	(28.36)	(33,134)	(27.11)
Netherlands	(9,522)	(30.02)	(7,927)	(23.27)	(18,635)	(27.97)	(17,535)	(24.96)
Germany	(12,937)	(23.84)	(10,609)	(21.26)	(27,124)	(24.38)	(25,786)	(26.36)
Ireland	(11,638)	(17.66)	(13,576)	(18.74)	(23,406)	(17.64)	(27,818)	(18.32)
Central and Eastern Europe	(627)	(10.08)	(1,026)	(6.82)	(1,635)	(11.54)	(1,810)	(6.98)
Discontinued operations:
Central and Eastern Europe	(160)	-	(109)	-	(234)	-	(227)	-
International	(56,557)	(25.74)	(60,546)	(23.84)	(139,534)	(30.09)	(131,503)	(25.69)

Operating expenses increased to $25.74 per boe and $30.09 per boe for the three and six months ended June 30, 2026, respectively, primarily due to the timing of liftings and cyclone-related maintenance expenses in Australia, as well as increased maintenance activity in the Netherlands. These factors were partially offset by lower maintenance activity in Ireland and the timing of sales volumes in France.

On a dollar basis, operating expenses decreased 7% during the three months ended June 30, 2026 despite higher maintenance activity in Australia and the Netherlands, primarily reflecting lower production-related expenditures in Ireland and the impact of lower production volumes. For the six months ended June 30, 2026, operating expenses increased 6%, primarily reflecting cyclone-related maintenance costs in Australia and increased maintenance activity in the Netherlands.

Vermilion Energy Inc. ■ Page 29 ■ 2026 Second Quarter Report

Consolidated Financial Performance Review

Continuing Operations

	Q2 2026		Q2 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	554,343	49.23	443,834	41.04	1,067,674	47.08	912,527	48.76
Royalties	(44,193)	(3.92)	(29,268)	(2.71)	(75,463)	(3.33)	(59,359)	(3.17)
Transportation	(38,233)	(3.40)	(33,612)	(3.11)	(71,540)	(3.15)	(61,853)	(3.31)
Operating	(121,505)	(10.79)	(122,897)	(11.36)	(263,210)	(11.61)	(236,677)	(12.65)
General and administration (1)	(23,044)	(2.05)	(23,577)	(2.18)	(43,009)	(1.90)	(53,312)	(2.85)
Corporate income tax expense	(11,624)	(1.03)	(11,116)	(1.03)	(23,288)	(1.03)	(30,175)	(1.61)
Petroleum resource rent tax	2,434	0.22	(755)	(0.07)	2,434	0.11	(3,773)	(0.20)
Interest expense	(26,114)	(2.32)	(37,691)	(3.49)	(52,811)	(2.33)	(70,670)	(3.78)
Equity based compensation	(10,704)	(0.95)	(5,692)	(0.53)	(10,704)	(0.47)	(5,692)	(0.30)
Realized (loss) gain on derivatives	(57,477)	(5.10)	47,699	4.41	(73,362)	(3.23)	58,818	3.14
Realized foreign exchange (loss) gain	(4,233)	(0.38)	(487)	(0.05)	(4,777)	(0.21)	2,012	0.11
Realized other income (expense)	12,013	1.07	(653)	(0.06)	12,148	0.54	(15,119)	(0.81)
Fund flows from continuing operations	231,663	20.58	225,785	20.86	464,092	20.46	436,727	23.33
Equity based compensation	3,046		(1,286)		595		(7,217)
Unrealized gain (loss) on derivative instruments (2)	174,254		70,569		(111,394)		56,894
Unrealized foreign exchange (loss) gain (2)	(19,253)		6,024		(34,526)		(29,992)
Accretion	(19,392)		(17,708)		(38,230)		(33,501)
Depletion and depreciation	(165,805)		(165,758)		(329,935)		(314,040)
Deferred tax (expense) recovery	(68,814)		(41,435)		43,975		(28,512)
Unrealized other expense (2)	(1,100)		(1,394)		(1,184)		(1,713)
Net earnings (loss) from continuing operations	134,599		74,797		(6,607)		78,646
(1)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.
(2)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange (loss) gain, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.
Vermilion Energy Inc. ■ Page 30 ■ 2026 Second Quarter Report

Discontinued Operations

	Q2 2026		Q2 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	-	-	90,314	64.23	-	-	190,467	69.89
Royalties	-	-	(16,800)	(11.95)	-	-	(35,999)	(13.21)
Transportation	-	-	(2,999)	(2.13)	-	-	(5,944)	(2.18)
Operating	(160)	-	(25,928)	(18.44)	(234)	-	(53,925)	(19.79)
General and administration	(281)	-	(10,694)	(7.61)	(359)	-	(15,619)	(5.73)
Fund flows from discontinued operations	(441)	-	33,893	24.10	(593)	-	78,980	28.98
Unrealized loss on derivative instruments (1)	-		(11,047)		-		(11,047)
Unrealized foreign exchange gain (loss) (1)	1		(574)		7		(457)
Accretion	-		(2,164)		-		(4,251)
Depletion and depreciation	-		(18,409)		(5,137)		(46,515)
Deferred tax recovery (expense)	79		62,432		1,030		58,525
Impairment expense	-		(372,386)		-		(372,386)
Net loss from discontinued operations	(361)		(308,255)		(4,693)		(297,151)

Fund flows from operations	231,222	20.55	259,678	21.25	463,499	20.45	515,707	24.03

Net earnings (loss)	134,238		(233,458)		(11,300)		(218,505)
(1)	Unrealized foreign exchange gain (loss) and Unrealized loss on derivative instruments are line items from the respective Consolidated Statements of Cash Flows.

Consolidated Financial Performance Review

Fluctuations in fund flows from operations may occur as a result of changes in production levels, commodity prices, and costs to produce petroleum and natural gas. In addition, fund flows from operations may be affected by the timing of crude oil shipments in Australia and France. When crude oil inventory is built up, the related operating expense, royalties, and depletion expense are deferred and carried as inventory on the consolidated balance sheet. When the crude oil inventory is subsequently drawn down, the related expenses are recognized within profit or loss.

General and administration

•	For the three and six months ended June 30, 2026, total general and administration expense decreased compared to the same periods in the prior year due to transaction costs related to the 2025 acquisition and disposition activity combined with the impact of the 2025 Corporate restructuring activities.

Equity based compensation

•	Equity based compensation included within funds flow from operations primarily relates to the settlement of withholding taxes on long-term incentives granted to directors, officers, and employees under security-based arrangements via cash, which were previously settled through the issuance and sale of shares from Treasury. Equity based compensation settled in cash increased for the three and six months ended June 30, 2026 compared to the same periods in the prior year primarily due to the higher share price in the current year on LTIP awards settled in cash combined with more LTIP awards vesting.

PRRT and corporate income taxes

•	PRRT for the three and six months ended June 30, 2026 decreased compared to the same periods in the prior year due to recoveries of prior year PRRT tax expense from the application of 2026 PRRT tax losses.
•	Corporate income taxes for the three months ended June 30, 2026 remained relatively flat compared to the prior year comparable period. For the six months ended June 30, 2026, corporate income taxes decreased compared to the same period in the prior year mainly due to lower net operating income in the International segments and lower Corporate segment taxes due to reduced Pillar 2 global minimum tax estimates.

Interest expense

•	Interest expense for the three and six months ended June 30, 2026 decreased due to lower debt levels compared to the same period in 2025 driven by the repayment of the $450 million term loan, which was drawn and subsequently repaid in 2025, combined with a lower average revolving credit facility balance in 2026. In addition, buybacks of the 2030 and 2033 senior unsecured notes has reduced interest expense.

Vermilion Energy Inc. ■ Page 31 ■ 2026 Second Quarter Report

Realized gain or loss on derivatives

•	For the three and six months ended June 30, 2026, we recorded realized losses on our crude oil and European natural gas hedges due to higher commodity pricing compared to the strike prices, partially offset by realized gains on our North American natural gas hedges due to lower commodity pricing compared to the strike prices.
•	A listing of derivative positions as at June 30, 2026 is included in “Supplemental Table 2” of this MD&A.

Realized other income or expense

•	Realized other income for the three and six months ended June 30, 2026 primarily relates to insurance claims receivable in Australia and the US$3.5 million contingent payment recognized on the US disposition as a result of requirements met on June 30, 2026. In the comparative year, realized other expenses primarily related to an estimated provision recognized to satisfy work commitments.

Net earnings (loss)

Fluctuations in net earnings (loss) from period-to-period are caused by changes in both cash and non-cash based income and charges. Cash based items are reflected in fund flows from operations. Non-cash items include: equity based compensation expense, unrealized gains and losses on derivative instruments, unrealized foreign exchange gains and losses, accretion, depletion and depreciation expense, and deferred taxes. In addition, non-cash items may also include gains or losses resulting from acquisition or disposition activity or charges resulting from impairment or impairment reversals.

Equity based compensation

Equity based compensation expense included within net earnings (loss) and excluded from funds flow from operations relates to non-cash compensation expense attributable to long-term incentives granted to directors, officers, and employees under security-based arrangements. Equity based compensation expense decreased for the three and six months ended June 30, 2026 versus the prior year primarily due to the higher recovery recorded in the prior year period driven by the cash settlement of previously share-based settled expenses at a higher value of LTIP in the prior year, and the lower value of LTIP awards outstanding in the current year.

Unrealized gain or loss on derivative instruments

Unrealized gain or loss on derivative instruments arises as a result of changes in forecasts for future prices and rates. As Vermilion uses derivative instruments to manage the commodity price exposure of our future crude oil and natural gas production, we will normally recognize unrealized gains on derivative instruments when future commodity price forecasts decline and vice-versa. As derivative instruments are settled, the unrealized gain or loss previously recognized is reversed, and the settlement results in a realized gain or loss on derivative instruments.

Cross currency interest rate swaps and foreign exchange swaps may be entered into to manage foreign exchange and interest rate exposures on USD denominated debt. Unrealized gains and losses on these instruments are partially offset by the unrealized foreign exchange losses and gains on the underlying debt.

For the three months ended June 30, 2026, we recognized a net unrealized gain on derivative instruments of $174.3 million. This primarily consists of unrealized gains of $106.8 million on our European natural gas commodity derivative instruments, $98.5 million on our crude oil and liquids commodity derivative instruments, partially offset by unrealized losses of $18.6 million on our equity swaps and $12.2 million on our North America gas commodity derivative instruments.

For the six months ended June 30, 2026, we recognized a net unrealized loss on derivative instruments of $111.4 million. This primarily consists of unrealized losses of $111.7 million on our European natural gas commodity derivative instruments, $47.7 million on our crude oil and liquids commodity derivative instruments, partially offset by unrealized gains of $29.3 million on our North America gas commodity derivative instruments, $11.5 million on our equity swaps and $8.7 million on our Cross Currency Interest Rate Swaps.

Unrealized foreign exchange gains or losses

As a result of Vermilion’s international operations, Vermilion has monetary assets and liabilities denominated in currencies other than the Canadian dollar. These monetary assets and liabilities include cash, receivables, payables, long-term debt, derivative instruments and intercompany loans. Unrealized foreign exchange gains and losses result from translating these monetary assets and liabilities from their underlying currency to the Canadian dollar.

Vermilion Energy Inc. ■ Page 32 ■ 2026 Second Quarter Report

In 2026, unrealized foreign exchange gains and losses primarily resulted from:

•	The translation of Euro and US dollar denominated intercompany loans to and from our international subsidiaries to Vermilion Energy Inc. An appreciation in the Euro and/or the US dollar against the Canadian dollar will result in an unrealized foreign exchange loss (and vice-versa). Under IFRS Accounting Standards, the offsetting foreign exchange loss or gain is recorded as a currency translation adjustment within other comprehensive income. As a result, consolidated comprehensive income reflects the offsetting of these translation adjustments while net earnings (loss) reflects only the parent company's side of the translation.
•	The translation of our USD denominated 2030 senior unsecured notes and USD denominated 2033 senior unsecured notes.
•	The translation of USD borrowings on our revolving credit facility. The unrealized foreign exchange gains or losses on these borrowings are offset by unrealized derivative gains or losses on associated USD-to-CAD cross currency interest rate swaps.

For the three months ended June 30, 2026, we recognized a net unrealized foreign exchange loss of $19.3 million, primarily driven by the effects of the US dollar strengthening 1.9% against the Canadian dollar on our US denominated debt combined with the effects of the Euro strengthening 0.9% against the Canadian dollar on our Euro denominated intercompany loans, partially offset by the impact on our US dollar denominated intercompany loans.

For the six months ended June 30, 2026, we recognized a net unrealized foreign exchange loss of $34.5 million, primarily driven by the effects of the US dollar strengthening 3.7% against the Canadian dollar on our US denominated debt, combined with the effects of the Euro strengthening 0.8% against the Canadian dollar on our Euro denominated intercompany loans, partially offset by the impact on our US dollar denominated intercompany loans.

Accretion

Accretion expense is recognized to update the present value of asset retirement obligations. For the three months ended June 30, 2026, accretion expense decreased primarily due to lower asset retirement obligations driven by dispositions in the prior year, partially offset by the impact of the Euro and Australian dollar strengthening against the Canadian dollar.

For the six months ended June 30, 2026, accretion expense increased primarily due to the impact of the Euro and Australian dollar strengthening against the Canadian dollar partially offset by lower asset retirement obligation driven by dispositions in the prior year.

Depletion and depreciation

Depletion and depreciation expense is recognized to allocate the cost of capital assets over the useful life of the respective assets. Depletion and depreciation expense per unit of production is determined for each depletion unit (which are groups of assets within a specific production area that have similar economic lives) by dividing the sum of the net book value of capital assets and future development costs by total proved plus probable reserves.

Fluctuations in depletion and depreciation expense are primarily the result of changes in produced crude oil and natural gas volumes, and changes in depletion and depreciation per unit. Fluctuations in depletion and depreciation per unit are the result of changes in reserves, depletable base (net book value of capital assets and future development costs), and relative production mix.

Depletion and depreciation on a per boe basis for the three months ended June 30, 2026 of $14.72 decreased from $15.07 in the same period of the prior year primarily due to decreases in the depletable base on impairment taken at the end of 2025 in Australia, Ireland and France.

For the six months ended June 30, 2026, depletion and depreciation of $14.77 per boe decreased from $16.82 in the same period of the prior year primarily due to decreases in the depletable base on impairment taken at the end of 2025 in Australia, Ireland and France and lower per boe depletion costs on the Westbrick assets acquired for a full six months of production compared to four months in the prior year.

Deferred tax

Deferred tax assets arise when the tax basis of an asset exceeds its accounting basis (known as a deductible temporary difference). Conversely, deferred tax liabilities arise when the tax basis of an asset is less than its accounting basis (known as a taxable temporary difference). Deferred tax assets are recognized only to the extent that it is probable that there are future taxable profits against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are measured at the enacted or substantively enacted tax rate that is expected to apply when the asset is realized, or the liability is settled.

As such, fluctuations in deferred tax expenses and recoveries primarily arise as a result of: changes in the accounting basis of an asset or liability without a corresponding tax basis change (e.g. when derivative assets and liabilities are marked-to-market or when accounting depletion differs from tax depletion), changes in available tax losses (e.g. if they are utilized to offset taxable income), changes in estimated future taxable profits resulting in a derecognition or recognition of deferred tax assets, and changes in enacted or substantively enacted tax rates.

The Company recorded deferred tax expense of $68.8 million on continuing operations for the three months ended June 30, 2026 compared to deferred tax expense of $41.4 million for the same period in the prior year. The deferred tax expense in the current quarter was mainly driven by unrealized derivative gains and the derecognition of deferred tax assets in Ireland and Canada.

Vermilion Energy Inc. ■ Page 33 ■ 2026 Second Quarter Report

For the six months ended June 30, 2026, the Company recorded a deferred tax recovery of $44.0 million on continuing operations compared to deferred tax expense of $28.5 million for the comparable prior year period. The deferred tax recovery in the current year was driven by the recognition of deferred tax assets in Ireland and Canada and unrealized derivative losses.

For the three and six months ended June 30, 2026, the Company recorded deferred tax recoveries of $0.1 million and $1.0 million, respectively, on discontinued operations compared to deferred tax recoveries of $62.4 million and $58.5 million for the same periods in the prior year. The deferred tax recovery in the prior periods was driven by the impairment recorded in Canada attributable to discontinued operations.

Financial Position Review

Balance sheet strategy

We regularly review whether our forecast of fund flows from operations is sufficient to finance planned capital expenditures, dividends, share buy-backs, and abandonment and reclamation expenditures. To the extent that fund flows from operations forecasts are not expected to be sufficient to fulfill such expenditures, we will evaluate our ability to finance any shortfall by reducing some or all categories of expenditures, with issuances of equity, and/or with debt (including borrowing using the unutilized capacity of our existing revolving credit facility). We have a long-term goal of maintaining a ratio of net debt to four quarter trailing fund flows from operations of approximately 1.0.

As at June 30, 2026, we have a ratio of net debt to four quarter trailing fund flows from operations of 1.3.

Net debt

Net debt is reconciled to long-term debt, as follows:

	As at
($M)	Jun 30, 2026	Dec 31, 2025
Long-term debt	1,308,333	1,243,397
Adjusted working capital (1)	(84,472)	96,091
Unrealized FX on swapped USD borrowings (2)	204	2,902
Net debt	1,224,065	1,342,390

Ratio of net debt to four quarter trailing fund flows from operations (3)	1.3	1.4
(1)	Adjusted working capital is a non-GAAP financial measure that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. It is defined as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above. Reconciliation to the primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.
(2)	Vermilion may enter into cross currency interest rate swaps to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. Unrealized FX on swapped USD borrowings relates to the unrealized gains and losses on our cross currency interest swaps. At June 30, 2026, there was $250.2 million of swapped USD borrowings on our revolving credit facility. (December 31, 2025 - $196.7 million).
(3)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

As at June 30, 2026, net debt decreased to $1.22 billion (December 31, 2025 - $1.34 billion) primarily due to strong cash flow generation and the inclusion of expected proceeds from the disposition of assets held for sale. The decrease was partially offset by the US dollar strengthening against the Canadian dollar on our US dollar denominated notes.

The ratio of net debt to four quarter trailing fund flows from operations decreased to 1.3 as at June 30, 2026 (December 31, 2025 - 1.4), primarily due to lower net debt driven by strong free cash flow generation and expected proceeds from assets held for sale.

Vermilion Energy Inc. ■ Page 34 ■ 2026 Second Quarter Report

Long-term debt

The balances recognized on our balance sheet are as follows:

	As at
	Jun 30, 2026	Dec 31, 2025
Revolving credit facility	308,670	222,724
2030 senior unsecured notes	478,632	504,962
2033 senior unsecured notes	521,031	515,711
Long-term debt	1,308,333	1,243,397

Revolving credit facility

As at June 30, 2026, Vermilion had in place a bank revolving credit facility maturing May 30, 2030 with terms and outstanding positions as follows:

	As at
($M)	Jun 30, 2026	Dec 31, 2025
Total facility amount	1,350,000	1,350,000
Amount drawn	(308,670)	(222,724)
Letters of credit outstanding	(44,867)	(49,263)
Unutilized capacity	996,463	1,078,013

The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. As at June 30, 2026, $308.7 million of the revolving credit facility was drawn (March 31, 2026 - $222.7 million).

On April 24, 2026, the maturity date of the revolving credit facility was extended to May 30, 2030 (previously May 25, 2029) with no other changes to the existing terms and conditions.

As at June 30, 2026, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Jun 30, 2026	Dec 31, 2025
Consolidated total debt to consolidated EBITDA	Less than 4.0	1.23	1.14
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	0.29	0.21
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	9.61	8.44

Our financial covenants include financial measures defined within our revolving credit facility agreement that are not defined under IFRS Accounting Standards. These financial measures are defined by our revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt”, “Current portion of long-term debt”, and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on our consolidated balance sheet.
•	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Consolidated net earnings (loss) before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

As at June 30, 2026 and December 31, 2025, Vermilion was in compliance with the above covenants.

2030 senior unsecured notes

On April 26, 2022, Vermilion closed a private offering of US $400.0 million of senior unsecured notes, priced at 99.241% of par. The notes bear interest at a rate of 6.875% per annum, to be paid semi-annually on May 1 and November 1. The notes mature on May 1, 2030. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion Energy Inc. ■ Page 35 ■ 2026 Second Quarter Report

On or after May 1, 2025, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.

Year	Redemption price
2025	103.438%
2026	102.292%
2027	101.146%
2028 and thereafter	100.000%

During the six months ended June 30, 2026, Vermilion purchased $43.6 million of the 2030 senior notes at a rate of 101.0% on the open market which were subsequently cancelled.

2033 senior unsecured notes

On February 11, 2025 Vermilion closed a private offering of US $400.0 million of senior unsecured notes at par. The notes bear interest at a rate of 7.250% per annum, to be paid semi-annually on February 15 and August 15. The notes mature on February 15, 2033. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to February 15, 2028, Vermilion may redeem up to 40% of the original principal amount of the notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price of 107.250% of the principal amount of the notes, together with accrued and unpaid interest.
•	Prior to February 15, 2028, Vermilion may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus a “make-whole premium,” together with applicable premium, accrued and unpaid interest.
•	On or after February 15, 2028, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.
Year	Redemption price
2028	103.625%
2029	101.813%
2030 and thereafter	100.000%

During the six months ended June 30, 2026, Vermilion purchased $13.5 million of the 2033 senior unsecured notes at a rate of 99.0% on the open market which were subsequently cancelled.

2025 senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bore interest at a rate of 5.625% per annum paid semi-annually on March 15 and September 15. The notes matured on March 15, 2025 and the balance was repaid in full.

Term loan

Concurrent with the completion of the Westbrick acquisition on February 26, 2025, Vermilion's credit facility agreement was amended to incorporate a new $450.0 million term loan (the “Term Loan”) which was immediately drawn. The Term Loan balance was repaid in full in 2025.

Shareholders' capital

The following table outlines our dividend payment history:

Date	Frequency	Dividend per unit or share
April 2022 to July 2022	Quarterly	$ 0.060
August 2022 to March 2023	Quarterly	$ 0.080
April 2023 to March 2024	Quarterly	$ 0.100
April 2024 to March 2025	Quarterly	$ 0.120
April 2025 to March 2026	Quarterly	$ 0.130
April 2026 onwards	Quarterly	$ 0.135

Vermilion Energy Inc. ■ Page 36 ■ 2026 Second Quarter Report

The following table reconciles the change in shareholders’ capital:

Shareholders’ Capital	Shares ('000s)	Amount ($M)
Balance at January 1	152,950	3,871,914
Vesting of equity based awards	563	8,949
Share-settled dividends on vested equity based awards	121	2,317
Repurchase of shares (1)	(686)	(17,550)
Balance at June 30	152,948	3,865,630
(1)	Share capital is reduced on the repurchase of shares at the weighted-average carrying value.

As at June 30, 2026, there were approximately 4.8 million equity based compensation awards outstanding. As at July 29, 2026, there were approximately 152.8 million common shares issued and outstanding.

On July 8, 2026, the Toronto Stock Exchange approved the Company's notice of intention to renew its normal course issuer bid ("the NCIB"). The NCIB renewal allows Vermilion to purchase up to 15,157,179 common shares (representing approximately 10% of outstanding common shares) beginning July 12, 2026 and ending July 11, 2027. Common shares purchased under the NCIB will be cancelled.

In the three months ended June 30, 2026, Vermilion purchased 0.3 million common shares under the NCIB for total consideration of $5.5 million. In the six months ended June 30, 2026 Vermilion purchased 0.7 million shares under the NCIB for total consideration of $10.2 million. The common shares purchased under the NCIB were cancelled.

Subsequent to June 30, 2026, Vermilion purchased and cancelled 0.1 million shares under the NCIB for total consideration of $1.9 million.

Vermilion Energy Inc. ■ Page 37 ■ 2026 Second Quarter Report

Asset Retirement Obligations

The present value of the obligation is calculated using a credit-adjusted risk-free rate, calculated using a credit spread added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined using the Company's expected cost of borrowing at the end of the reporting period.

As at June 30, 2026, asset retirement obligations were $1.1 billion compared to $1.0 billion as at December 31, 2025. The increase in asset retirement obligations is primarily attributable to changes in rates. The credit spread decreased to 3.4% at June 30, 2026 compared to 4.4% at December 31, 2025, primarily due to a lower expected cost of borrowing, partially offset by higher bond yields.

The risk-free rates and credit spread used as inputs to discount the obligations were as follows:

	Jun 30, 2026	Dec 31, 2025	Change
Credit spread added to below noted risk-free rates	3.4%	4.4%	(1.0) %
Country specific risk-free rate
Canada	3.8%	3.9%	(0.1) %
France	4.5%	4.5%	- %
Netherlands	3.6%	3.2%	0.4%
Germany	3.4%	3.4%	- %
Ireland	3.2%	3.2%	- %
Australia	4.9%	4.9%	- %
Central and Eastern Europe	4.1%	4.8%	(0.7) %

Current cost estimates are inflated to the estimated time of abandonment using inflation rates of between 1.4% and 3.5% (as at December 31, 2025 - between 1.4% and 3.5%).

Risks and Uncertainties

Vermilion is exposed to various market and operational risks. For a discussion of these risks, please see Vermilion's MD&A and Annual Information Form, each for the year ended December 31, 2025 available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies. These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made. As such, these assumptions are uncertain at the time estimates are made and could change, resulting in a material impact on Vermilion’s consolidated financial statements. Estimates are reviewed by management on an ongoing basis and as a result may change from period to period due to the availability of new information or changes in circumstances. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions. There have been no material changes to our critical accounting estimates used in applying accounting policies for the six months ended June 30, 2026. Further information, including a discussion of critical accounting estimates, can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

Off Balance Sheet Arrangements

We have not entered into any guarantee or off balance sheet arrangements that would materially impact our financial position or results of operations.

Internal Control Over Financial Reporting

There has been no change in Vermilion’s internal control over financial reporting ("ICFR") during the period covered by this MD&A that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Vermilion Energy Inc. ■ Page 38 ■ 2026 Second Quarter Report

Recently Adopted Accounting Pronouncements

Amendments to IFRS 9 - Financial Instruments and IFRS 7 Financial Instruments: Disclosure

On January 1, 2026, Vermilion adopted the amendments to IFRS 9 - Financial Instruments and IFRS 7 Financial Instruments: Disclosure, as issued by the International Accounting Standards Board ("IASB") that contained guidance related to settling financial liabilities using an electronic payment system and assessing contractual cash flow characteristics of financial assets. There was no impact to Vermilion's financial statements.

Vermilion did not adopt any new accounting pronouncements as at June 30, 2026 that would have a material impact on these Condensed consolidated interim financial statements.

Regulatory Pronouncements Not Yet Adopted

Issuance of IFRS Sustainability Standards - IFRS S1 "General Requirements for Disclosure of Sustainability-related Financial Information" and IFRS S2 "Climate-related Disclosures" and European Corporate Sustainability Reporting Directive (CSRD)

In June 2023, the International Sustainability Standards Board (ISSB) issued its inaugural standards - IFRS S1 and IFRS S2, and continues to advance its sustainability disclosure agenda, including work related to nature-related disclosure. In March 2026, the European Corporate Sustainability Reporting Directive's Omnibus 1 entered into force.

The Canadian Sustainability Standards Board has issued a Canada-specific version of IFRS S1 and S2 as Canadian Sustainability Disclosure Standards 1 and 2. While Canadian securities regulators have not mandated these standards, they have referenced them as a useful voluntary disclosure framework for sustainability and climate-related disclosure, and noted that securities legislation already requires issuers to disclose material climate-related risks. Australia has adopted AASB S2 climate-related disclosures based on IFRS S2 as part of its mandatory climate-related reporting framework. Mandatory reporting for Vermilion commenced in 2025, with the first reporting in 2026. Under the revised CSRD requirements, Vermilion may be required to report as a non-EU parent if it meets the applicable scope thresholds. While the legislative amendments have entered into force, certain implementation requirements, including reporting standards applicable to non-EU companies, remain under development. Based on currently available guidance, Vermilion's reporting date is currently projected as 2029 for the 2028 fiscal year. Vermilion is continuing to review the impact of the standards on its financial reporting.

IFRS 18 “Presentation and Disclosure in Financial Statements issued”

In April 2024, the IASB issued the new accounting standard, IFRS 18 'Presentation and Disclosure in Financial Statements'. IFRS 18 will replace IAS 1 'Presentation of Financial Statements' and provides a defined structure to the statement of net earnings (loss) and comprehensive income and related disclosure requirements. Key changes include a new operating profit subtotal and require income and expenses to be classified into operating, investing, and financing categories, based on the entity’s main business activities. The new standard is effective for annual reporting periods beginning on or after January 1, 2027 and is required to be adopted retrospectively. Preparations for the standard's adoption are underway, as Vermilion is currently reviewing income and expense classifications, management-defined performance measures, and contractual arrangements to assess the impact the standard will have on the consolidated financial statements. Vermilion has implemented adjustments to its accounting system and draft financial statements are being prepared, including retrospective disclosures for the comparative period.

Disclosure Controls and Procedures

Our officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with our filings. As of June 30, 2026, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded and certified that our disclosure controls and procedures are effective.

Vermilion Energy Inc. ■ Page 39 ■ 2026 Second Quarter Report

Supplemental Table 1: Operating Netbacks

The following table includes financial statement information on a per unit basis by business unit. Liquids includes crude oil, condensate, and NGLs. Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Q2 2026			YTD 2026			Q2 2025	YTD 2025
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Continuing Operations
Canada
Sales	84.70	1.80	30.09	73.40	2.37	29.75	25.67	27.85
Royalties	(9.64)	(0.09)	(2.93)	(8.12)	(0.10)	(2.58)	(1.97)	(2.57)
Transportation	(5.50)	(0.33)	(2.92)	(5.07)	(0.30)	(2.67)	(2.77)	(2.88)
Operating	(20.10)	(0.44)	(7.18)	(17.03)	(0.54)	(6.87)	(7.55)	(7.75)
Operating netback	49.46	0.94	17.06	43.18	1.43	17.63	13.38	14.65
General and administration (1)			(1.20)			(1.02)	(1.42)	(2.16)
Corporate income taxes ($/boe)			0.13			(0.04)	(0.28)	(0.20)
Fund flows from operations ($/boe)			15.99			16.57	11.68	12.29

France
Sales	137.30	-	137.30	126.11	-	126.11	85.94	94.53
Royalties	(18.68)	-	(18.68)	(15.96)	-	(15.96)	(13.97)	(13.35)
Transportation	(10.20)	-	(10.20)	(11.53)	-	(11.53)	(9.44)	(9.38)
Operating	(28.60)	-	(28.60)	(28.36)	-	(28.36)	(26.96)	(27.11)
Operating netback	79.82	-	79.82	70.26	-	70.26	35.57	44.69
General and administration			(7.18)			(7.75)	(4.57)	(5.32)
Current income taxes			(1.77)			(1.36)	0.64	(0.06)
Fund flows from operations ($/boe)			70.87			61.15	31.64	39.31

Netherlands
Sales	189.20	20.23	121.82	136.99	17.32	104.12	82.74	101.18
Royalties	-	-	(0.01)	-	-	-	-	(0.01)
Operating	(48.84)	(4.98)	(30.02)	(47.45)	(4.64)	(27.97)	(23.27)	(24.96)
Operating netback	140.36	15.25	91.79	89.54	12.68	76.15	59.47	76.21
General and administration			(2.98)			(3.20)	(4.49)	(4.06)
Current income taxes			(16.36)			(16.53)	(7.31)	(19.68)
Fund flows from operations ($/boe)			72.45			56.42	47.67	52.47

Germany
Sales	140.65	19.45	123.30	124.14	17.49	110.68	89.80	100.31
Royalties	(2.97)	(1.32)	(6.55)	(2.64)	(1.36)	(6.50)	(3.99)	(4.42)
Transportation	(9.52)	(0.94)	(6.70)	(10.06)	(0.84)	(6.52)	(4.89)	(6.86)
Operating	(27.60)	(3.73)	(23.84)	(27.02)	(3.88)	(24.38)	(21.26)	(26.36)
Operating netback	100.56	13.46	86.21	84.42	11.41	73.28	59.66	62.67
General and administration			(6.99)			(6.50)	(7.42)	(6.93)
Current income taxes			(11.82)			(8.48)	(8.28)	(10.49)
Fund flows from operations ($/boe)			67.40			58.30	43.96	45.25

Ireland
Sales	-	21.06	126.48	-	19.56	117.43	93.60	111.18
Transportation	-	(0.48)	(2.86)	-	(0.47)	(2.84)	(3.16)	(2.96)
Operating	-	(2.94)	(17.66)	-	(2.94)	(17.64)	(18.74)	(18.32)
Operating netback	-	17.64	105.96	-	16.15	96.95	71.70	89.90
General and administration			(1.51)			(1.55)	(1.75)	(1.94)
Current income taxes			(0.27)			(0.25)	(0.43)	(0.33)

Fund flows from operations ($/boe)	104.18	95.15	69.52	87.63

Australia

Vermilion Energy Inc. ■ Page 40 ■ 2026 Second Quarter Report

	Q2 2026			YTD 2026			Q2 2025	YTD 2025
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Sales	-	-	-	102.34	-	102.34	108.85	117.62
Operating	-	-	-	(120.44)	-	(120.44)	(53.29)	(57.33)
PRRT (2)	-	-	-	7.71	-	7.71	(3.94)	(8.59)
Operating netback	-	-	-	(10.39)	-	(10.39)	51.62	51.70
General and administration			-			(8.82)	(8.75)	(6.52)
Current income taxes			-			(0.81)	(2.16)	(1.27)
Fund flows from operations ($/boe)			-			(20.02)	40.71	43.91

Central and Eastern Europe
Sales	164.29	21.75	130.57	70.27	17.48	104.79	101.95	110.59
Royalties	-	(6.92)	(41.45)	-	(5.32)	(31.82)	(13.93)	(14.34)
Operating	-	(1.68)	(10.08)	-	(1.93)	(11.54)	(6.82)	(6.98)
Operating netback	164.29	13.15	79.04	70.27	10.23	61.43	81.20	89.26
General and administration			(9.87)			(14.99)	(5.26)	(7.56)
Current income taxes			5.56			-	(12.30)	(8.46)
Fund flows from operations ($/boe)			74.73			46.44	63.64	73.24

Discontinued Operations
United States
Sales	-	-	-	-	-	-	59.07	64.78
Royalties	-	-	-	-	-	-	(16.50)	(18.09)
Transportation	-	-	-	-	-	-	(0.45)	(0.40)
Operating	-	-	-	-	-	-	(15.18)	(16.97)
Operating netback	-	-	-	-	-	-	26.94	29.32
General and administration			-			-	(5.36)	(5.27)
Fund flows from operations ($/boe)			-			-	21.58	24.05

Canada - Saskatchewan
Sales	-	-	-	-	-	-	66.51	72.00
Royalties	-	-	-	-	-	-	(9.92)	(11.19)
Transportation	-	-	-	-	-	-	(2.88)	(2.92)
Operating	-	-	-	-	-	-	(19.77)	(20.83)
Operating netback	-	-	-	-	-	-	33.94	37.06
General and administration			-			-	(8.23)	(5.71)
General and administration	-	-	(8.23)	(5.71)
Fund flows from operations ($/boe)	-	-	25.71	31.35

Total Company
Sales	97.81	5.08	49.23	86.23	5.25	47.08	43.71	51.45
Realized hedging gain	(19.80)	0.09	(5.10)	(11.77)	0.03	(3.23)	3.90	2.74
Royalties	(11.05)	(0.20)	(3.92)	(8.72)	(0.20)	(3.33)	(3.77)	(4.45)
Transportation	(6.68)	(0.35)	(3.40)	(6.24)	(0.32)	(3.15)	(3.00)	(3.16)
Operating	(21.36)	(1.12)	(10.80)	(21.20)	(1.30)	(11.62)	(12.18)	(13.55)
PRRT (2)	0.78	-	0.22	0.38	-	0.11	(0.06)	(0.18)
Operating netback	39.70	3.50	26.23	38.68	3.46	25.86	28.60	32.85
General and administration			(2.07)			(1.91)	(2.80)	(3.22)
Interest expense			(2.32)			(2.33)	(3.08)	(3.30)
Equity based compensation			(0.95)			(0.47)	(0.47)	(0.27)
Realized foreign exchange gain			(0.38)			(0.21)	(0.04)	0.09
Realized other income (expense)			1.07			0.54	(0.05)	(0.71)
Corporate income taxes			(1.03)			(1.03)	(0.91)	(1.41)
Fund flows from operations ($/boe)			20.55			20.45	21.25	24.03
(1)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.
(2)	Vermilion considers Australian PRRT to be an operating item and, accordingly, has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

Vermilion Energy Inc. ■ Page 41 ■ 2026 Second Quarter Report

Supplemental Table 2: Hedges

The prices in these tables may represent the weighted averages for several contracts with foreign currency amounts translated to the disclosure currency using forward rates as at the month-end date. The weighted average price for the portfolio of options listed below may not have the same payoff profile as the individual contracts. As such, the presentation of the weighted average prices is purely for indicative purposes.

The following tables outline Vermilion’s outstanding risk management positions as at June 30, 2026:

	Unit	Currency	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price	Daily Bought Swap Volume	Weighted Average Bought Swap Price
AECO
Q3 2026	mcf	CAD	4,739	3.17	4,739	4.22	-	-	151,651	3.12	-	-
Q4 2026	mcf	CAD	39,303	2.76	39,303	4.57	-	-	113,944	3.24	-	-
Q1 2027	mcf	CAD	52,130	2.71	52,130	4.61	-	-	99,521	3.16	-	-
Q2 2027	mcf	CAD	-	-	-	-	-	-	127,955	2.88	-	-
Q3 2027	mcf	CAD	-	-	-	-	-	-	127,955	2.88	-	-
Q4 2027	mcf	CAD	37,707	2.37	37,707	4.40	-	-	102,818	3.02	-	-
Q1 2028	mcf	CAD	56,869	2.37	56,869	4.40	-	-	28,435	3.15	-	-
Q2 2028	mcf	CAD	-	-	-	-	-	-	18,956	2.43	-	-
Q3 2028	mcf	CAD	-	-	-	-	-	-	18,956	2.43	-	-
Q4 2028	mcf	CAD	-	-	-	-	-	-	6,387	2.43	-	-
NYMEX Henry Hub
Q3 2026	mcf	USD	24,000	3.50	24,000	4.49	-	-	-	-	-	-
Q4 2026	mcf	USD	24,000	3.50	24,000	4.49	-	-	-	-	-	-
Q1 2027	mcf	USD	-	-	-	-	-	-	24,000	3.76	-	-
Q2 2027	mcf	USD	-	-	-	-	-	-	24,000	3.76	-	-
Q3 2027	mcf	USD	-	-	-	-	-	-	24,000	3.76	-	-
Q4 2027	mcf	USD	-	-	-	-	-	-	24,000	3.76	-	-
Q1 2028	mcf	USD	-	-	24,000	6.29	-	-	-	-	-	-
Q2 2028	mcf	USD	-	-	24,000	6.29	-	-	-	-	-	-
Q3 2028	mcf	USD	-	-	24,000	6.29	-	-	-	-	-	-
Q4 2028	mcf	USD	-	-	24,000	6.29	-	-	-	-	-	-
TTF
Q3 2026 (1)	mcf	EUR	26,785	7.73	26,785	13.92	24,567	3.60	18,426	9.21	-	-
Q4 2026 (1)	mcf	EUR	34,736	8.01	34,736	16.61	28,253	4.46	17,197	8.87	-	-
Q1 2027 (1)	mcf	EUR	28,253	7.43	28,253	13.75	28,253	3.95	7,370	9.35	-	-
Q2 2027	mcf	EUR	2,457	8.79	4,913	10.98	2,457	5.86	19,654	8.08	-	-
Q3 2027	mcf	EUR	2,457	8.79	4,913	10.98	2,457	5.86	19,654	8.08	-	-
Q4 2027	mcf	EUR	-	-	2,457	7.74	-	-	19,654	8.08	-	-
Q1 2028	mcf	EUR	-	-	-	-	-	-	14,740	7.43	-	-
Q2 2028	mcf	EUR	2,457	7.33	2,457	10.55	2,457	4.40	-	-	-	-
Q3 2028	mcf	EUR	2,457	7.33	2,457	10.55	2,457	4.40	-	-	-	-
WTI
Q3 2026 (1)	bbl	USD	11,000	62.82	11,000	74.61	11,000	51.70	2,000	62.50	-	-
Q4 2026	bbl	USD	11,000	62.82	11,000	71.29	11,000	50.80	2,000	62.50	-	-
Q1 2027 (1)	bbl	USD	4,000	62.50	4,000	71.54	4,000	53.13	-	-	-	-
Q2 2027	bbl	USD	4,000	62.50	4,000	70.30	4,000	52.50	-	-	-	-
Q3 2027	bbl	USD	4,000	67.75	4,000	79.59	4,000	57.75	-	-	-	-
Q4 2027	bbl	USD	4,000	67.75	4,000	79.59	4,000	57.75	-	-	-	-

Vermilion Energy Inc. ■ Page 42 ■ 2026 Second Quarter Report

	Unit	Currency	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price	Daily Bought Swap Volume	Weighted Average Bought Swap Price
Dated Brent
Q3 2026 (1)	bbl	USD	2,000	66.50	2,000	81.75	2,000	59.50	—	—	—	—
Q4 2026	bbl	USD	2,000	66.50	2,000	81.75	2,000	59.50	—	—	—	—
Q1 2027	bbl	USD	3,000	67.17	3,000	77.33	3,000	57.17	—	—	—	—
Q2 2027	bbl	USD	3,000	67.17	3,000	77.33	3,000	57.17	—	—	—	—
Q3 2027	bbl	USD	3,000	70.67	3,000	84.14	3,000	60.67	—	—	—	—
Q4 2027	bbl	USD	3,000	70.67	3,000	84.14	3,000	60.67	—	—	—	—
FEI
Q3 2026	bbl	USD	—	—	—	—	—	—	500	45.72	—	—

(1) Contracts include deferred premiums to be paid throughout the contract term, the weighted average premium is $4.84 USD/bbl for WTI, €1.71 EUR/mcf for TTF, and $8.49 USD/bbl for Dated Brent.

VET Equity Swaps		Initial Share Price		Share Volume
Swap	Jan 2020 - Apr 2027	20.9788	CAD	1,650,000
Swap	Jan 2020 - Jul 2027	22.4587	CAD	1,500,000

Foreign Exchange		Period	Monthly Bought Put Amount		Weighted Average Bought Put Price	Monthly Sold Call Amount		Weighted Average Sold Call Price
Put	Sell USD, buy CAD	Jul - Dec 2026	1,000,000	USD	1.3500	-		-
Collar	Sell USD, Buy CAD	Jul - Dec 2026	12,000,000	USD	1.3540	12,000,000	USD	1.4364

Cross Currency Interest Rate		Receive Notional Amount		Receive Rate	Pay Notional Amount		Pay Rate
Swap	Feb 2033	250,000,000	USD	7.250%	357,870,000	CAD	6.099%
Swap	June - July 2026	176,110,297	USD	SOFR + 2.250%	250,000,000	CAD	CORRA + 2.14%

The following sold option instruments allow the counterparties, at the specified date, to enter into a derivative instrument contract with Vermilion at the detailed terms:

Period if Option Exercised	Unit	Currency	Option Expiration Date	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price
WTI
Jan 2027 - Dec 2027	bbl	USD	30-Sep-2026	-	-	-	-	-	-	1,000	70.00
Jan 2027 - Dec 2027	bbl	USD	31-Dec-2026	-	-	-	-	-	-	1,000	72.50
Jul 2027 - Jun 2028	bbl	USD	30-Jun-2027	-	-	-	-	-	-	2,800	70.00
Jul 2028 - Jun 2029	bbl	USD	30-Jun-2028	-	-	-	-	-	-	1,000	68.00
TTF
Jan 2027 - Dec 2027	mcf	EUR	31-Dec-2026	-	-	-	-	-	-	4,913	10.26
Jan 2028 - Dec 2028	mcf	EUR	30-Sep-2027	-	-	-	-	-	-	4,913	8.79
Jan 2028 - Dec 2028	mcf	EUR	24-Dec-2027	-	-	-	-	-	-	4,913	8.79
Jan 2028 - Dec 2028	mcf	EUR	30-Dec-2027	-	-	-	-	-	-	4,913	8.06

Vermilion Energy Inc. ■ Page 43 ■ 2026 Second Quarter Report

Supplemental Table 3: Capital Expenditures and Acquisitions

By classification ($M)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Drilling and development	109,514	111,238	243,660	278,702
Exploration and evaluation	62	4,251	496	18,906
Capital expenditures	109,576	115,489	244,156	297,608

Acquisitions ($M)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Acquisitions, net of cash acquired	338	1,591	6,373	1,086,047
Shares issued for acquisition	-	-	-	13,363
Acquired working capital deficit	-	-	-	23,179
Acquisitions	338	1,591	6,373	1,122,589

By category ($M)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Drilling, completion, new well equip and tie-in, workovers and recompletions	70,710	74,185	187,001	191,881
Production equipment and facilities	25,596	37,960	40,551	93,260
Seismic, studies, land and other	13,270	3,344	16,604	12,467
Capital expenditures	109,576	115,489	244,156	297,608
Acquisitions	338	1,591	6,373	1,122,589
Total capital expenditures and acquisitions	109,914	117,080	250,529	1,420,197

Capital expenditures by country ($M)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Canada	73,389	45,211	187,286	165,363
France	9,556	10,246	16,534	17,002
Netherlands	6,825	13,873	9,532	21,620
Germany	7,125	18,087	10,399	43,322
Ireland	3,593	817	5,563	1,145
Australia	8,765	8,755	14,366	18,457
Central and Eastern Europe	323	5,487	288	7,211
Capital expenditures on continuing operations	109,576	102,476	243,968	274,120

Canada	-	5,374	-	10,865
United States	-	7,456	-	12,623
Central and Eastern Europe	-	183	188	554
Capital expenditures on discontinued operations	-	13,013	188	24,042
Capital expenditures	109,576	115,489	244,156	297,608

Acquisitions by country ($M)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Canada	338	1,591	6,373	1,122,589
Acquisitions	338	1,591	6,373	1,122,589

Vermilion Energy Inc. ■ Page 44 ■ 2026 Second Quarter Report

Supplemental Table 4: Production

	Q2/26	Q1/26	Q4/25	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23
Continuing Operations
Canada
Light and medium crude oil (bbls/d)	5,916	5,592	5,494	6,092	5,812	4,136	4,102	4,843	4,288	3,252	3,294	3,572
Condensate (1) (bbls/d)	8,355	8,708	8,230	7,804	8,366	5,768	3,546	3,338	3,595	3,815	3,696	4,046
Other NGLs (1) (bbls/d)	11,714	12,044	12,099	10,579	11,072	7,695	4,980	5,715	5,374	5,200	5,390	5,333
NGLs (bbls/d)	20,069	20,752	20,329	18,383	19,438	13,463	8,526	9,053	8,969	9,015	9,086	9,379
Conventional natural gas (mmcf/d)	441.73	440.41	391.39	367.34	394.07	249.02	151.64	148.38	148.37	140.93	148.20	150.97
Total (boe/d)	99,605	99,746	91,053	85,698	90,926	59,104	37,898	38,625	37,987	35,753	37,081	38,113

France
Light and medium crude oil (bbls/d)	6,684	6,729	6,985	6,811	6,827	6,810	7,083	7,115	7,246	7,308	7,395	7,578
Total (boe/d)	6,684	6,729	6,985	6,811	6,827	6,810	7,083	7,115	7,246	7,308	7,395	7,578

Netherlands
Condensate (1) (bbls/d)	21	22	45	27	35	34	44	39	51	165	119	39
NGLs (bbls/d)	21	22	45	27	35	34	44	39	51	165	119	39
Conventional natural gas (mmcf/d)	20.78	23.15	25.20	20.12	22.25	23.91	24.20	25.06	26.84	31.02	32.06	24.32
Total (boe/d)	3,485	3,880	4,245	3,381	3,744	4,020	4,078	4,216	4,524	5,336	5,462	4,091

Germany
Light and medium crude oil (bbls/d)	1,532	1,593	1,650	1,717	1,731	1,512	1,596	1,598	1,698	1,722	1,775	1,713
Conventional natural gas (mmcf/d)	25.89	25.91	28.61	26.21	25.49	21.05	21.71	21.41	18.41	22.87	19.62	20.29
Total (boe/d)	5,847	5,912	6,419	6,086	5,979	5,020	5,215	5,167	4,766	5,533	5,046	5,095

Ireland
Conventional natural gas (mmcf/d)	43.44	44.54	47.04	48.83	47.75	52.92	55.32	59.06	57.70	60.34	64.04	47.96
Total (boe/d)	7,241	7,423	7,840	8,139	7,959	8,820	9,220	9,844	9,616	10,057	10,673	7,993

Australia
Light and medium crude oil (bbls/d)	2,243	1,045	2,941	3,693	3,460	3,477	3,778	2,040	3,713	4,264	4,715	1,204
Total (boe/d)	2,243	1,045	2,941	3,693	3,460	3,477	3,778	2,040	3,713	4,264	4,715	1,204

Central and Eastern Europe
Conventional natural gas (mmcf/d)	4.09	5.28	10.22	13.13	9.90	7.24	11.21	11.13	0.69	0.29	0.54	0.05
Total (boe/d)	682	881	1,707	2,189	1,654	1,208	1,869	1,855	122	48	90	8

Vermilion Energy Inc. ■ Page 45 ■ 2026 Second Quarter Report

	Q2/26	Q1/26	Q4/25	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23
Discontinued Operations
United States
Light and medium crude oil (bbls/d)	-	-	3	1,151	2,977	2,261	2,449	2,909	3,817	3,483	3,187	4,404
Condensate (1) (bbls/d)	-	-	9	4	12	19	34	12	27	29	27	15
Other NGLs (1) (bbls/d)	-	-	39	308	792	795	848	1,064	988	1,078	1,131	1,124
NGLs (bbls/d)	-	-	48	312	804	814	882	1,076	1,015	1,107	1,158	1,139
Conventional natural gas (mmcf/d)	-	-	0.11	2.83	5.83	5.78	5.88	7.08	7.27	8.23	7.49	7.25
Total (boe/d)	-	-	70	1,934	4,752	4,039	4,311	5,164	6,044	5,962	5,593	6,751

Canada - Saskatchewan
Light and medium crude oil (bbls/d)	-	-	44	862	7,961	8,039	7,512	7,682	8,180	8,397	8,320	8,482
Condensate (1) (bbls/d)	-	-	-	36	266	328	182	260	258	260	338	364
Other NGLs (1) (bbls/d)	-	-	1	98	792	677	784	768	834	768	891	887
NGLs (bbls/d)	-	-	1	134	1,058	1,005	966	1,028	1,092	1,028	1,229	1,251
Conventional natural gas (mmcf/d)	-	-	0.02	0.80	10.09	9.44	9.63	8.62	10.11	10.91	11.96	12.97
Total (boe/d)	-	-	48	1,131	10,701	10,617	10,084	10,147	10,956	11,244	11,542	11,894

Central and Eastern Europe
Light and medium crude oil (bbls/d)	-	-	-	-	-	-	-	-	-	-	-	-
Total (boe/d)	-	-	-	-	-	-	-	-	-	-	-	-

Consolidated
Light and medium crude oil (bbls/d)	16,375	14,962	17,117	20,326	28,768	26,235	26,521	26,188	28,948	28,426	28,685	26,952
Condensate (1) (bbls/d)	8,378	8,730	8,284	7,871	8,681	6,151	3,806	3,649	3,931	4,269	4,180	4,463
Other NGLs (1) (bbls/d)	11,714	12,044	12,140	10,985	12,656	9,167	6,612	7,547	7,196	7,046	7,412	7,344
NGLs (bbls/d)	20,092	20,774	20,424	18,856	21,337	15,318	10,418	11,196	11,127	11,315	11,592	11,807
Conventional natural gas (mmcf/d)	535.93	539.29	502.60	479.28	515.38	369.36	279.59	280.73	269.39	274.59	283.91	263.80
Total (boe/d)	125,789	125,618	121,308	119,062	136,002	103,115	83,536	84,173	84,974	85,505	87,597	82,727

	YTD 2026	2025	2024	2023	2022	2021
Continuing Operations
Canada
Light and medium crude oil (bbls/d)	5,756	5,389	4,124	558	2,713	2,136
Condensate (1) (bbls/d)	8,530	7,550	3,573	3,761	4,280	4,475
Other NGLs (1) (bbls/d)	11,878	10,374	5,317	4,981	5,772	5,857
NGLs (bbls/d)	20,408	17,924	8,890	8,742	10,052	10,332
Conventional natural gas (mmcf/d)	441.06	350.89	147.35	144.26	130.44	122.90
Total (boe/d)	99,677	81,794	37,570	33,344	34,505	32,951

France
Light and medium crude oil (bbls/d)	6,706	6,859	7,188	7,584	7,639	8,799
Total (boe/d)	6,706	6,859	7,188	7,584	7,639	8,799

Netherlands
Light and medium crude oil (bbls/d)	-	-	-	-	-	3
Condensate (1) (bbls/d)	22	35	75	71	66	97
NGLs (bbls/d)	22	35	75	71	66	97
Conventional natural gas (mmcf/d)	21.96	22.87	26.77	28.18	32.66	43.40
Total (boe/d)	3,681	3,847	4,536	4,768	5,510	7,334

Germany
Light and medium crude oil (bbls/d)	1,562	1,653	1,653	1,654	1,435	1,044
Conventional natural gas (mmcf/d)	25.90	25.36	21.10	21.93	26.18	15.81
Total (boe/d)	5,879	5,880	5,170	5,310	5,798	3,679
Vermilion Energy Inc. ■ Page 46 ■ 2026 Second Quarter Report

	YTD 2026	2025	2024	2023	2022	2021
Ireland
Conventional natural gas (mmcf/d)	43.99	49.12	58.10	51.12	27.48	29.25
Total (boe/d)	7,331	8,187	9,683	8,520	4,579	4,875

Australia
Light and medium crude oil (bbls/d)	1,647	3,392	3,446	1,492	3,995	3,810
Total (boe/d)	1,647	3,392	3,446	1,492	3,995	3,810

Central and Eastern Europe
Conventional natural gas (mmcf/d)	4.69	10.14	5.86	0.38	0.57	0.31
Total (boe/d)	782	1,692	978	63	95	51

Discontinued Operations
United States
Light and medium crude oil (bbls/d)	-	1,591	3,162	3,445	2,908	2,597
Condensate (1) (bbls/d)	-	11	25	21	34	8
Other NGLs (1) (bbls/d)	-	481	994	1,076	1,066	1,146
NGLs (bbls/d)	-	492	1,019	1,097	1,100	1,154
Conventional natural gas (mmcf/d)	-	3.62	7.11	7.28	7.20	6.84
Total (boe/d)	-	2,686	5,367	5,754	5,207	4,890

Canada - Saskatchewan
Light and medium crude oil (bbls/d)	-	4,195	7,941	12,735	14,117	14,818
Condensate (1) (bbls/d)	-	156	240	405	341	356
Other NGLs (1) (bbls/d)	-	389	789	1,239	1,123	1,322
NGLs (bbls/d)	-	545	1,029	1,644	1,464	1,678
Conventional natural gas (mmcf/d)	-	5.05	9.81	16.68	13.66	15.13
Total (boe/d)	-	5,582	10,605	17,159	17,859	19,017

Consolidated
Light and medium crude oil (bbls/d)	15,672	23,079	27,514	27,469	32,809	33,208
Condensate (1) (bbls/d)	8,553	7,753	3,913	4,258	4,721	4,936
Other NGLs (1) (bbls/d)	11,878	11,244	7,100	7,296	7,961	8,325
NGLs (bbls/d)	20,431	18,997	11,013	11,554	12,682	13,261
Conventional natural gas (mmcf/d)	537.60	467.06	276.10	269.83	238.18	233.64
Total (boe/d)	125,704	119,919	84,543	83,994	85,187	85,408

(1) Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. This table provides a reconciliation from "crude oil and condensate", "NGLs" and "natural gas" to the product types. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas". Production volumes reported are based on quantities as measured at the first point of sale.

Vermilion Energy Inc. ■ Page 47 ■ 2026 Second Quarter Report

Supplemental Table 5: Operational and Financial Data by Core Region

Production volumes (1)

	Q2/26	Q1/26	Q4/25	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23
Continuing operations:
Canada
Crude oil and condensate (bbls/d)	14,271	14,300	13,726	13,894	14,178	9,904	7,648	8,181	7,883	7,067	6,990	7,618
NGLs (bbls/d)	11,714	12,044	12,099	10,579	11,072	7,695	4,980	5,715	5,374	5,200	5,390	5,333
Natural gas (mmcf/d)	441.72	440.40	391.39	367.34	394.06	249.02	151.64	148.38	148.37	140.93	148.20	150.97
Total (boe/d)	99,605	99,746	91,056	85,696	90,926	59,104	37,898	38,625	37,987	35,753	37,081	38,113
International
Crude oil and condensate (bbls/d)	10,480	9,389	11,621	12,248	12,055	11,835	12,502	10,792	12,714	13,459	14,004	10,534
Natural gas (mmcf/d)	94.20	98.88	111.07	108.29	105.39	105.12	112.44	116.66	103.64	114.52	116.27	92.61
Total (boe/d)	26,182	25,870	30,137	30,299	29,623	29,355	31,243	30,237	29,987	32,546	33,381	25,969
Discontinued operations:
Crude oil and condensate (bbls/d)	-	-	56	2,052	11,216	10,647	10,177	10,863	12,282	12,169	11,872	13,265
NGLs (bbls/d)	-	-	40	406	1,584	1,472	1,632	1,832	1,822	1,846	2,022	2,011
Natural gas (mmcf/d)	-	-	0.13	3.63	15.93	15.22	15.51	15.70	17.38	19.14	19.45	20.22
Total (boe/d)	-	-	117	3,065	15,452	14,656	14,395	15,311	17,000	17,206	17,135	18,645
Consolidated
Crude oil and condensate (bbls/d)	24,753	23,692	25,401	28,197	37,449	32,386	30,327	29,837	32,879	32,695	32,865	31,415
NGLs (bbls/d)	11,714	12,044	12,140	10,985	12,656	9,167	6,612	7,547	7,196	7,046	7,412	7,344
Natural gas (mmcf/d)	535.93	539.29	502.60	479.28	515.38	369.36	279.59	280.73	269.39	274.59	283.91	263.80
Total (boe/d)	125,789	125,618	121,308	119,062	136,002	103,115	83,536	84,173	84,974	85,505	87,597	82,727
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

Sales volumes

	Q2/26	Q1/26	Q4/25	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23
Continuing operations:
Canada
Crude oil and condensate (bbls/d)	14,271	14,300	13,726	13,894	14,178	9,904	7,648	8,181	7,883	7,067	6,990	7,618
NGLs (bbls/d)	11,714	12,044	12,099	10,579	11,072	7,695	4,980	5,715	5,374	5,200	5,390	5,333
Natural gas (mmcf/d)	441.72	440.40	391.39	367.34	394.06	249.02	151.64	148.38	148.37	140.93	148.20	150.97
Total (boe/d)	99,605	99,746	91,056	85,696	90,926	59,104	37,898	38,625	37,987	35,753	37,081	38,113
International
Crude oil and condensate (bbls/d)	8,441	10,641	12,168	14,018	10,344	11,145	11,360	12,580	11,998	15,938	9,221	9,950
Natural gas (mmcf/d)	94.20	98.88	111.07	108.29	105.39	105.12	112.44	116.66	103.64	114.52	116.26	92.62
Total (boe/d)	24,143	27,121	30,681	32,069	27,911	28,668	30,101	32,024	29,271	35,026	28,598	25,386
Discontinued operations:
Crude oil and condensate (bbls/d)	-	-	56	2,052	11,216	10,647	10,177	10,863	12,282	12,169	11,872	13,265
NGLs (bbls/d)	-	-	40	406	1,584	1,472	1,632	1,832	1,822	1,846	2,022	2,011
Natural gas (mmcf/d)	-	-	0.13	3.63	15.93	15.22	15.51	15.70	17.38	19.14	19.45	20.22
Total (boe/d)	-	-	117	3,065	15,452	14,656	14,395	15,311	17,000	17,206	17,135	18,645
Consolidated
Crude oil and condensate (bbls/d)	22,713	24,941	25,946	29,968	35,738	31,698	29,185	31,624	32,163	35,174	28,083	30,833
NGLs (bbls/d)	11,714	12,044	12,140	10,985	12,656	9,167	6,612	7,547	7,196	7,046	7,412	7,344
Natural gas (mmcf/d)	535.93	539.29	502.60	479.28	515.38	369.36	279.59	280.73	269.39	274.59	283.91	263.80
Total (boe/d)	123,748	126,867	121,852	120,833	134,290	102,427	82,394	85,960	84,258	87,985	82,814	82,144
Vermilion Energy Inc. ■ Page 48 ■ 2026 Second Quarter Report

Financial results

	Q2/26	Q1/26	Q4/25	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23
Continuing operations:
Canada
Crude oil and condensate sales ($/bbl)	131.49	95.10	78.31	85.26	83.86	91.67	93.50	94.81	101.35	89.71	99.69	94.82
NGL sales ($/bbl)	27.70	23.00	20.99	22.63	23.37	29.75	27.76	25.96	27.93	31.21	30.77	27.34
Natural gas sales ($/mcf)	1.80	2.94	2.60	1.37	2.25	2.77	1.99	0.97	1.31	2.11	2.64	2.47
Sales ($/boe)	30.09	29.40	25.75	22.51	25.67	31.26	30.81	28.11	30.60	31.01	34.46	33.20
Royalties ($/boe)	(2.93)	(2.23)	(2.14)	(1.39)	(1.97)	(3.51)	(1.96)	(3.22)	(2.83)	(3.42)	(3.98)	(3.39)
Transportation ($/boe)	(2.92)	(2.42)	(2.66)	(2.96)	(2.77)	(3.06)	(3.42)	(3.46)	(3.07)	(2.47)	(2.56)	(2.04)
Operating ($/boe)	(7.18)	(6.55)	(6.49)	(6.97)	(7.55)	(8.07)	(11.10)	(8.88)	(11.98)	(10.39)	(9.47)	(11.12)
General and administration ($/boe) (1)	(1.20)	(0.83)	(1.17)	(0.90)	(1.42)	(3.33)	(0.99)	0.20	(1.86)	(0.60)	2.94	0.71
Corporate income taxes ($/boe)	0.13	(0.22)	0.06	(0.27)	(0.28)	(0.08)	0.60	(0.47)	1.19	(0.97)	0.34	(0.01)
Fund flows from operations ($/boe)	15.99	17.15	13.35	10.02	11.68	13.21	13.94	12.28	12.05	13.16	21.73	17.35

Fund flows from operations	144,922	154,013	111,763	79,036	96,654	70,248	48,598	43,633	41,638	42,856	74,171	60,866
Drilling and development	(73,389)	(113,897)	(134,523)	(92,293)	(45,211)	(121,851)	(85,682)	(54,522)	(43,594)	(110,864)	(40,674)	(39,245)
Free cash flow	71,533	40,116	(22,760)	(13,257)	51,443	(51,603)	(37,084)	(10,889)	(1,956)	(68,008)	33,497	21,621

International
Crude oil and condensate sales ($/bbl)	138.18	108.00	88.68	98.71	90.82	108.97	110.31	114.16	116.24	119.68	123.77	114.26
Natural gas sales ($/mcf)	20.47	16.40	14.07	14.53	15.22	20.41	18.11	14.55	12.72	11.63	16.92	13.34
Sales ($/boe)	128.17	102.19	86.09	92.21	91.13	117.22	109.27	97.85	92.68	92.48	108.70	93.46
Royalties ($/boe)	(8.03)	(4.61)	(5.12)	(5.58)	(5.10)	(4.43)	(5.38)	(4.16)	(4.49)	(4.60)	(3.41)	3.55
Transportation ($/boe)	(5.37)	(4.76)	(4.92)	(3.91)	(4.22)	(4.63)	(3.37)	(3.81)	(4.20)	(3.65)	(3.91)	(4.53)
Operating ($/boe)	(25.67)	(33.96)	(27.86)	(28.29)	(23.80)	(27.46)	(25.08)	(27.11)	(26.56)	(25.30)	(22.64)	(25.58)
General and administration ($/boe)	(5.52)	(5.13)	(5.52)	(3.98)	(4.67)	(4.67)	(6.21)	(5.56)	(5.20)	(4.86)	(9.18)	(7.37)
Corporate income taxes ($/boe)	(5.82)	(3.98)	2.96	(0.86)	(3.46)	(7.22)	(6.53)	(3.74)	(6.08)	(7.06)	(7.81)	(13.42)
PRRT ($/boe)	1.11	-	2.97	(0.56)	(0.30)	(1.17)	1.16	(0.17)	(1.37)	(3.38)	7.93	-
Fund flows from operations ($/boe)	78.87	49.75	48.60	49.03	49.58	67.64	63.86	53.30	44.78	43.63	69.68	46.11

Fund flows from operations	173,256	121,407	137,175	144,615	125,955	174,521	176,883	157,048	119,310	139,054	183,351	107,706
Drilling and development	(36,125)	(20,375)	(59,785)	(54,418)	(53,055)	(36,565)	(42,341)	(40,638)	(47,830)	(45,789)	(73,604)	(49,701)
Exploration and evaluation	(62)	(120)	2,011	(601)	(4,210)	(14,373)	(22,161)	(260)	(1,260)	(5,123)	(7,612)	(5,766)
Free cash flow	137,069	100,912	79,401	89,596	68,690	123,583	112,381	116,150	70,220	88,142	102,135	52,239

Discontinued operations
Crude oil and condensate sales ($/bbl)	-	-	88.70	90.96	81.28	93.64	91.88	95.57	104.51	90.61	97.61	105.81
NGL sales ($/bbl)	-	-	77.17	32.39	33.83	47.63	37.41	35.94	46.43	46.90	45.49	33.84
Natural gas sales ($/mcf)	-	-	7.19	2.90	1.71	3.01	1.89	0.24	1.13	2.38	2.42	2.93
Sales ($/boe)	-	-	76.83	68.62	64.23	75.93	71.23	72.36	81.63	71.77	75.74	82.11
Royalties ($/boe)	-	-	(19.04)	(15.56)	(11.95)	(14.56)	(13.83)	(13.53)	(16.09)	(14.54)	(14.35)	(16.68)
Transportation ($/boe)	-	-	(3.53)	(3.64)	(2.13)	(2.23)	(2.04)	(2.26)	(2.26)	(2.11)	(2.18)	(2.18)
Operating ($/boe)	-	-	6.78	(20.06)	(18.44)	(21.23)	(23.73)	(19.44)	(18.14)	(22.27)	(15.89)	(14.08)
General and administration ($/boe)	-	-	(78.97)	(16.98)	(7.61)	(3.73)	(5.15)	(4.36)	(4.06)	(4.00)	(3.62)	(3.64)
Fund flows from operations ($/boe)	-	-	(17.93)	12.38	24.10	34.18	26.48	32.77	41.08	28.85	39.70	45.53

Fund flows from operations	(441)	(152)	(193)	3,493	33,893	45,087	35,064	46,160	63,549	45,171	62,595	78,094
Drilling and development	-	126	551	1,920	(12,972)	(9,048)	(48,482)	(23,649)	(17,926)	(25,645)	(18,030)	(30,458)
Exploration and evaluation	-	(314)	(6)	(170)	(41)	(282)	(1,993)	(2,200)	-	(3,021)	(2,967)	(469)
Free cash flow	(441)	(340)	352	5,243	20,880	35,757	(15,411)	20,311	45,623	16,505	41,598	47,167

Vermilion Energy Inc. ■ Page 49 ■ 2026 Second Quarter Report

	Q2/26	Q1/26	Q4/25	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23
Consolidated
Crude oil and condensate sales ($/bbl)	133.97	100.61	83.21	91.93	85.07	99.36	100.06	103.55	108.93	104.26	107.91	106.94
NGL sales ($/bbl)	27.70	23.00	21.17	22.99	24.68	31.56	29.38	27.49	31.61	34.16	33.38	27.77
Natural gas sales ($/mcf)	5.08	5.41	5.13	4.36	4.88	7.80	8.47	6.57	5.69	6.10	8.48	6.32
Sales ($/boe)	49.23	44.96	40.99	42.18	43.71	61.71	66.54	61.97	62.46	63.45	68.64	62.92
Royalties ($/boe)	(3.92)	(2.74)	(2.91)	(2.86)	(3.77)	(5.35)	(5.28)	(5.40)	(6.08)	(6.06)	(5.93)	(4.26)
Transportation ($/boe)	(3.40)	(2.92)	(3.23)	(3.23)	(3.00)	(3.38)	(3.16)	(3.38)	(3.30)	(2.87)	(2.95)	(2.84)
Operating ($/boe)	(10.80)	(12.42)	(11.86)	(12.96)	(12.18)	(15.38)	(18.41)	(17.55)	(18.29)	(18.65)	(15.35)	(16.26)
General and administration ($/boe)	(2.07)	(1.76)	(2.34)	(2.13)	(2.80)	(3.76)	(3.62)	(2.76)	(3.46)	(2.96)	(2.60)	(2.77)
Corporate income taxes ($/boe)	(1.03)	(1.02)	0.79	(0.42)	(0.91)	(2.07)	(2.11)	(1.61)	(1.58)	(3.20)	(2.57)	(7.05)
PRRT ($/boe)	0.22	-	0.75	(0.15)	(0.06)	(0.33)	0.43	(0.06)	(0.47)	(1.35)	2.74	-
Interest ($/boe)	(2.32)	(2.34)	(2.47)	(3.10)	(3.08)	(3.58)	(3.16)	(2.68)	(2.75)	(2.30)	(3.01)	(2.68)
Equity based compensation ($/boe)	(0.95)	-	(0.06)	-	(0.47)	-	-	-	(1.87)	-	-	-
Realized derivatives ($/boe)	(5.10)	(1.39)	1.88	5.56	3.90	1.21	3.80	6.31	6.00	27.55	10.33	9.74
Realized foreign exchange ($/boe)	(0.38)	(0.05)	0.01	(0.08)	(0.04)	0.27	0.32	0.15	0.30	0.23	(0.73)	0.28
Realized other ($/boe)	1.07	0.01	(0.08)	0.01	(0.05)	(1.57)	(0.68)	(0.21)	(0.09)	0.02	0.26	(1.32)
Fund flows from operations ($/boe)	20.55	20.33	21.47	22.82	21.25	27.77	34.67	34.78	30.87	53.86	48.83	35.76

Fund flows from operations	231,222	232,277	240,734	253,810	259,678	256,029	262,698	275,024	236,703	431,358	372,117	270,218
Drilling and development	(109,514)	(134,146)	(193,757)	(144,791)	(111,238)	(167,464)	(176,505)	(118,809)	(109,350)	(182,298)	(132,308)	(119,404)
Exploration and evaluation	(62)	(434)	2,005	(771)	(4,251)	(14,655)	(24,154)	(2,460)	(1,260)	(8,144)	(10,579)	(6,235)
Free cash flow	121,646	97,697	48,982	108,248	144,189	73,910	62,039	153,755	126,093	240,916	229,230	144,579
(1)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.

Vermilion Energy Inc. ■ Page 50 ■ 2026 Second Quarter Report

Non-GAAP and Other Specified Financial Measures

This MD&A includes references to certain financial measures which do not have standardized meanings and may not be comparable to similar measures presented by other issuers. These financial measures include fund flows from operations, a total of segments measure of profit or loss in accordance with IFRS 8 “Operating Segments” (please see Segmented Information in the Notes to the Condensed Consolidated Interim Financial Statements) and net debt, a capital management measure in accordance with IAS 1 “Presentation of Financial Statements” (please see Capital Disclosures in the Notes to the Condensed Consolidated Interim Financial Statements).

In addition, this MD&A includes financial measures which are not specified, defined, or determined under IFRS Accounting Standards and are therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. These non-GAAP financial measures include:

Total of Segments Measure

Fund flows from operations (FFO): Most directly comparable to net earnings (loss), FFO is a non-GAAP financial measure and total of segments measure comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the most directly comparable primary financial statement measures can be found below. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.

Reconciliation of fund flows from continuing operations to net earnings (loss) from continuing operations:

	Q2 2026		Q2 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	554,343	49.23	443,834	41.04	1,067,674	47.08	912,527	48.76
Royalties	(44,193)	(3.92)	(29,268)	(2.71)	(75,463)	(3.33)	(59,359)	(3.17)
Transportation	(38,233)	(3.40)	(33,612)	(3.11)	(71,540)	(3.15)	(61,853)	(3.31)
Operating	(121,505)	(10.79)	(122,897)	(11.36)	(263,210)	(11.61)	(236,677)	(12.65)
General and administration (1)	(23,044)	(2.05)	(23,577)	(2.18)	(43,009)	(1.90)	(53,312)	(2.85)
Corporate income tax expense	(11,624)	(1.03)	(11,116)	(1.03)	(23,288)	(1.03)	(30,175)	(1.61)
Petroleum resource rent tax	2,434	0.22	(755)	(0.07)	2,434	0.11	(3,773)	(0.20)
Interest expense	(26,114)	(2.32)	(37,691)	(3.49)	(52,811)	(2.33)	(70,670)	(3.78)
Equity based compensation	(10,704)	(0.95)	(5,692)	(0.53)	(10,704)	(0.47)	(5,692)	(0.30)
Realized (loss) gain on derivatives	(57,477)	(5.10)	47,699	4.41	(73,362)	(3.23)	58,818	3.14
Realized foreign exchange (loss) gain	(4,233)	(0.38)	(487)	(0.05)	(4,777)	(0.21)	2,012	0.11
Realized other income (expense)	12,013	1.07	(653)	(0.06)	12,148	0.54	(15,119)	(0.81)
Fund flows from continuing operations	231,663	20.58	225,785	20.86	464,092	20.46	436,727	23.33
Equity based compensation	3,046		(1,286)		595		(7,217)
Unrealized gain (loss) on derivative instruments (2)	174,254		70,569		(111,394)		56,894
Unrealized foreign exchange (loss) gain (2)	(19,253)		6,024		(34,526)		(29,992)
Accretion	(19,392)		(17,708)		(38,230)		(33,501)
Depletion and depreciation	(165,805)		(165,758)		(329,935)		(314,040)
Deferred tax (expense) recovery	(68,814)		(41,435)		43,975		(28,512)
Unrealized other expense (2)	(1,100)		(1,394)		(1,184)		(1,713)
Net earnings (loss) from continuing operations	134,599		74,797		(6,607)		78,646
(1)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.
(2)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange (loss) gain, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Vermilion Energy Inc. ■ Page 51 ■ 2026 Second Quarter Report

Reconciliation of fund flows from discontinued operations to net earnings (loss) from discontinued operations:

	Q2 2026		Q2 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	-	-	90,314	64.23	-	-	190,467	69.89
Royalties	-	-	(16,800)	(11.95)	-	-	(35,999)	(13.21)
Transportation	-	-	(2,999)	(2.13)	-	-	(5,944)	(2.18)
Operating	(160)	-	(25,928)	(18.44)	(234)	-	(53,925)	(19.79)
General and administration	(281)	-	(10,694)	(7.61)	(359)	-	(15,619)	(5.73)
Fund flows from discontinued operations	(441)	-	33,893	24.10	(593)	-	78,980	28.98
Unrealized loss on derivative instruments (1)	-		(11,047)		-		(11,047)
Unrealized foreign exchange gain (loss) (1)	1		(574)		7		(457)
Accretion	-		(2,164)		-		(4,251)
Depletion and depreciation	-		(18,409)		(5,137)		(46,515)
Deferred tax recovery	79		62,432		1,030		58,525
Impairment expense	-		(372,386)		-		(372,386)
Net loss from discontinued operations	(361)		(308,255)		(4,693)		(297,151)

Fund flows from operations	231,222	20.55	259,678	21.25	463,499	20.45	515,707	24.03

Net earnings (loss)	134,238		(233,458)		(11,300)		(218,505)
(1)	Unrealized foreign exchange gain (loss) and Unrealized gain (loss) on derivative instruments are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Fund flows from operations per basic and diluted share: FFO per share and diluted share are non-GAAP ratios. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

Fund flows from operations per boe: Management uses fund flows from operations per boe to assess the profitability of our business units and Vermilion as a whole. Fund flows from operations per boe is calculated by dividing fund flows from operations (total of segments measure) by boe production. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

Free cash flow (FCF): Most directly comparable to cash flows from operating activities, FCF is a non-GAAP financial measure calculated as fund flows from operations less drilling and development costs and exploration and evaluation costs. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. Reconciliation to the primary financial statement measures can be found in the following table.

($M)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Cash flows from operating activities	170,751	140,467	398,149	420,851
Changes in non-cash operating working capital	46,872	110,825	38,949	77,123
Asset retirement obligations settled	13,599	8,386	26,401	17,733
Fund flows from operations	231,222	259,678	463,499	515,707
Drilling and development	(109,514)	(111,238)	(243,660)	(278,702)
Exploration and evaluation	(62)	(4,251)	(496)	(18,906)
Free cash flow	121,646	144,189	219,343	218,099

Vermilion Energy Inc. ■ Page 52 ■ 2026 Second Quarter Report

Capital expenditures: Most directly comparable to cash flows used in investing activities, capital expenditures is a non-GAAP financial measure calculated as the sum of drilling and development costs and exploration and evaluation costs as derived from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

($M)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Drilling and development	109,514	111,238	243,660	278,702
Exploration and evaluation	62	4,251	496	18,906
Capital expenditures	109,576	115,489	244,156	297,608

Payout and payout % of FFO: Payout and payout % of FFO are, respectively, a non-GAAP financial measure and non-GAAP ratio. Payout is most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. The measure is used by management to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. Payout as a percentage of FFO is also referred to as the payout ratio or sustainability ratio. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Dividends declared	20,659	20,022	41,260	40,065
Drilling and development	109,514	111,238	243,660	278,702
Exploration and evaluation	62	4,251	496	18,906
Asset retirement obligations settled	13,599	8,386	26,401	17,733
Payout	143,834	143,897	311,817	355,406
% of fund flows from operations	62%	55%	67%	69%

Adjusted working capital (deficit): Adjusted working capital (deficit) is a non-GAAP financial measure calculated as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities. The measure is used by management to calculate net debt, a capital management measure disclosed below.

	As at
($M)	Jun 30, 2026	Dec 31, 2025
Current assets	572,095	467,286
Current liabilities	(572,565)	(554,547)
Current derivative asset	(52,795)	(78,694)
Current asset retirement obligation	57,167	54,504
Current lease liability	7,570	9,206
Current derivative liability	73,000	6,154
Adjusted working capital	84,472	(96,091)

Acquisitions: Acquisitions is a non-GAAP financial measure and is calculated as the sum of acquisitions, net of cash acquired and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Acquisitions, net of cash acquired	338	1,591	6,373	1,086,047
Shares issued for acquisition	-	-	-	13,363
Acquired working capital deficit	-	-	-	23,179
Acquisitions	338	1,591	6,373	1,122,589

Operating netback: Operating netback is non-GAAP financial measure and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses, and when presented on a per unit basis, is a non-GAAP ratio. Operating netback is most directly comparable to net earnings (loss). Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Vermilion Energy Inc. ■ Page 53 ■ 2026 Second Quarter Report

Net debt to four quarter trailing fund flows from operations: Management uses net debt (a capital management measure, as defined below) to four quarter trailing fund flows from operations to assess the Company's ability to repay debt. Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is calculated as net debt (capital management measure) divided by fund flows from operations (total of segments measure) from the preceding four quarters.

Capital Management Measure

Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Jun 30, 2026	Dec 31, 2025
Long-term debt	1,308,333	1,243,397
Adjusted working capital (1)	(84,472)	96,091
Unrealized FX on swapped USD borrowings (2)	204	2,902
Net debt	1,224,065	1,342,390

Ratio of net debt to four quarter trailing fund flows from operations (3)	1.3	1.4
(1)	Adjusted working capital is defined as current assets less current liabilities (excluding current derivatives, current asset retirement obligations and current lease liabilities).
(2)	Vermilion may enter into cross currency interest rate swaps to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. Unrealized FX on swapped USD borrowings relates to the unrealized gains and losses on our cross currency interest swaps. At June 30, 2026, there was $250.2 million of swapped USD borrowings on our revolving credit facility. (December 31, 2025 - $196.7 million).
(3)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan (“LTIP"), based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q2 2026	Q2 2025
Shares outstanding	152,948	154,019
Potential shares issuable pursuant to the LTIP	4,369	4,737
Diluted shares outstanding	157,317	158,756

Vermilion Energy Inc. ■ Page 54 ■ 2026 Second Quarter Report

Consolidated Interim Financial Statements

Consolidated Balance Sheet

thousands of Canadian dollars, unaudited

	Note	June 30, 2026	December 31, 2025
Assets
Current
Cash and cash equivalents		81,770	19,087
Accounts receivable		284,867	261,532
Income taxes receivable		6,679	11,953
Crude oil inventory		56,614	46,621
Derivative instruments		52,795	78,694
Prepaid expenses		65,352	49,399
Assets held for sale	3	24,018	-
Total current assets		572,095	467,286

Derivative instruments		20,760	25,266
Investments	4	43,343	43,885
Deferred taxes		43,994	19,002
Exploration and evaluation assets	6	259,420	284,266
Capital assets	5	4,549,674	4,504,515
Total assets		5,489,286	5,344,220

Liabilities
Current
Accounts payable and accrued liabilities		411,790	470,765
Derivative instruments		73,000	6,154
Income taxes payable		29,951	23,124
Asset retirement obligations	7	57,167	54,504
Liabilities associated with assets held for sale	3	657	-
Total current liabilities		572,565	554,547

Derivative instruments		67,015	52,872
Long-term debt	9	1,308,333	1,243,397
Lease obligations		46,819	49,340
Asset retirement obligations	7	1,032,727	905,232
Deferred taxes		299,746	316,971
Total liabilities		3,327,205	3,122,359

Shareholders' Equity
Shareholders' capital	10	3,865,630	3,871,914
Contributed surplus		36,925	46,469
Accumulated other comprehensive income		287,295	283,763
Deficit		(2,027,769)	(1,980,285)
Total shareholders' equity		2,162,081	2,221,861
Total liabilities and shareholders' equity		5,489,286	5,344,220

Approved by the Board

(Signed “Manjit Sharma”)	(Signed “Dion Hatcher”)

Manjit Sharma, Director	Dion Hatcher, Director

Vermilion Energy Inc. ■ Page 55 ■ 2026 Second Quarter Report

Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss)

thousands of Canadian dollars, except share and per share amounts, unaudited

		Three Months Ended		Six Months Ended
	Note	Jun 30, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Revenue
Petroleum and natural gas sales		554,343	443,834	1,067,674	912,527
Royalties		(44,193)	(29,268)	(75,463)	(59,359)
Sales of purchased commodities		8,726	28,472	14,520	44,747
Petroleum and natural gas revenue		518,876	443,038	1,006,731	897,915

Expenses
Purchased commodities		8,726	28,472	14,520	44,747
Operating		121,505	122,897	263,210	236,677
Transportation		38,233	33,612	71,540	61,853
Equity based compensation		7,658	6,978	10,109	12,909
(Gain) loss on derivative instruments		(116,777)	(118,268)	184,756	(115,712)
Interest expense		26,114	37,691	52,811	70,670
General and administration		23,044	23,577	43,009	53,312
Foreign exchange loss (gain)		23,486	(5,537)	39,303	27,980
Other (income) expense		(10,913)	2,047	(10,964)	16,832
Accretion	7	19,392	17,708	38,230	33,501
Depletion and depreciation	5, 6	165,805	165,758	329,935	314,040
		306,273	314,935	1,036,459	756,809
Earnings (loss) from continuing operations before income taxes		212,603	128,103	(29,728)	141,106

Income tax expense (recovery)
Deferred		68,814	41,435	(43,975)	28,512
Current		9,190	11,871	20,854	33,948
		78,004	53,306	(23,121)	62,460

Net earnings (loss) from continuing operations		134,599	74,797	(6,607)	78,646
Net loss from discontinued operations	3	(361)	(308,255)	(4,693)	(297,151)
Net earnings (loss)		134,238	(233,458)	(11,300)	(218,505)

Other comprehensive income (loss)
Currency translation adjustments		14,303	70,854	4,011	141,893
Hedge accounting reserve, net of tax		-	-	-	1,632
Fair value adjustment on investment in securities, net of tax	4	(1,913)	-	(479)	-
Comprehensive income (loss)		146,628	(162,604)	(7,768)	(74,980)

Net earnings (loss) per share
Continuing operations - basic		0.88	0.49	(0.04)	0.51
Discontinued operations - basic		-	(2.00)	(0.03)	(1.93)
Net earnings (loss) per share - basic		0.88	(1.51)	(0.07)	(1.42)

Continuing operations - diluted		0.86	0.49	(0.04)	0.51
Discontinued operations - diluted		-	(2.00)	(0.03)	(1.93)
Net earnings (loss) per share - diluted		0.86	(1.51)	(0.07)	(1.42)

Weighted average shares outstanding ('000s)
Basic		153,100	154,342	152,916	154,258
Diluted		155,940	155,778	155,431	154,258

Vermilion Energy Inc. ■ Page 56 ■ 2026 Second Quarter Report

Consolidated Statements of Cash Flows

thousands of Canadian dollars, unaudited

		Three Months Ended		Six Months Ended
	Note	Jun 30, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Operating
Net earnings (loss)		134,238	(233,458)	(11,300)	(218,505)
Adjustments:
Accretion	7	19,392	19,872	38,230	37,752
Depletion and depreciation	5, 6	165,805	184,167	335,072	360,555
Impairment expense	5	-	372,386	-	372,386
Unrealized (gain) loss on derivative instruments		(174,254)	(59,522)	111,394	(45,847)
Equity based compensation		(3,046)	1,286	(595)	7,217
Unrealized foreign exchange loss (gain)		19,252	(5,450)	34,519	30,449
Unrealized other expense		1,100	1,394	1,184	1,713
Deferred tax expense (recovery)		68,735	(20,997)	(45,005)	(30,013)
Asset retirement obligations settled	7	(13,599)	(8,386)	(26,401)	(17,733)
Changes in non-cash operating working capital		(46,872)	(110,825)	(38,949)	(77,123)
Cash flows from operating activities		170,751	140,467	398,149	420,851

Investing
Drilling and development	5	(109,514)	(111,238)	(243,660)	(278,702)
Exploration and evaluation	6	(62)	(4,251)	(496)	(18,906)
Acquisitions, net of cash acquired	5	(338)	(1,591)	(6,373)	(1,086,047)
Changes in non-cash investing working capital		(3,609)	(81,909)	(51,767)	(71,080)
Cash flows used in investing activities		(113,523)	(198,989)	(302,296)	(1,454,735)

Financing
Net borrowings on the revolving credit facility	9	80,600	333,892	80,600	632,341
Repayment of 2025 senior unsecured notes	9	-	-	-	(399,467)
Repayment of 2030 senior unsecured notes	9	(43,626)	-	(43,626)	-
Repayment of 2033 senior unsecured notes	9	-	-	(13,460)	-
Issuance of 2033 senior unsecured notes	9	-	-	-	562,968
Issuance of term loan	9	-	-	-	445,392
Repayment of term loan	9	-	(199,636)	-	(199,636)
Payments on lease obligations		(2,751)	(3,852)	(5,514)	(7,681)
Repurchase of shares	10	(5,465)	(6,323)	(10,157)	(22,899)
Cash dividends	10	(20,659)	(20,043)	(41,260)	(38,564)
Changes in non-cash financing working capital		107	124	199	(2,306)
Cash flows from (used in) financing activities		8,206	104,162	(33,218)	970,148
Foreign exchange (loss) gain on cash held in foreign currencies		(17)	19	48	1,193

Net change in cash and cash equivalents		65,417	45,659	62,683	(62,543)
Cash and cash equivalents, beginning of period		16,353	23,528	19,087	131,730
Cash and cash equivalents, end of period		81,770	69,187	81,770	69,187

Supplementary information for cash flows from operating activities
Interest paid		25,910	51,792	52,615	73,201
Income taxes paid		5,289	92,687	8,753	122,576

Vermilion Energy Inc. ■ Page 57 ■ 2026 Second Quarter Report

Consolidated Statements of Changes in Shareholders' Equity

thousands of Canadian dollars, unaudited

		Six Months Ended
	Note	June 30, 2026	June 30, 2025
Shareholders' capital	10
Balance, beginning of period		3,871,914	3,918,898
Shares issued for acquisition		-	13,363
Vesting of equity based awards		8,949	16,091
Share-settled dividends on vested equity based awards		2,317	599
Repurchase of shares		(17,550)	(49,451)
Balance, end of period		3,865,630	3,899,500
Contributed surplus	10
Balance, beginning of period		46,469	45,225
Equity based compensation		(595)	7,217
Vesting of equity based awards		(8,949)	(16,091)
Balance, end of period		36,925	36,351
Accumulated other comprehensive income
Balance, beginning of period		283,763	135,847
Currency translation adjustments		4,011	141,893
Hedge accounting reserve		-	1,632
Fair value adjustment on investment in securities, net of tax	4	(479)	-
Balance, end of period		287,295	279,372
Deficit
Balance, beginning of period		(1,980,285)	(1,288,981)
Net loss		(11,300)	(218,505)
Dividends declared	10	(41,260)	(40,065)
Share-settled dividends on vested equity based awards	10	(2,317)	(599)
Repurchase of shares	10	7,393	26,552
Balance, end of period		(2,027,769)	(1,521,598)

Total shareholders' equity		2,162,081	2,693,625
Vermilion Energy Inc. ■ Page 58 ■ 2026 Second Quarter Report

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares issued (net of equity issuance costs and deferred taxes) less the weighted-average carrying value of shares repurchased. The price paid to repurchase common shares is compared to the carrying value of the shares and the difference is recorded against deficit.

Contributed surplus

Represents the recognized value of unvested equity based awards that will be settled in shares. Once vested, the value of the awards are transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents currency translation adjustments, hedge accounting reserve and fair value adjustments on investments.

Currency translation adjustments result from translating the balance sheets of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates. These amounts may be reclassified to net earnings (loss) if there is a disposal or partial disposal of a subsidiary.

The hedge accounting reserve represents the effective portion of the change in fair value related to cash flow and net investment hedges recognized in other comprehensive income, net of tax and reclassified to the consolidated statement of net earnings (loss) in the same period in which the transaction associated with the hedged item occurs.

Fair value adjustment on investment in securities, net of tax, are a result of changes in the fair value of investments that have been elected to be subsequently measured at fair value through other comprehensive income.

Deficit

Represents the cumulative net earnings (loss) less distributed earnings and surplus of the price paid to repurchase common shares of Vermilion Energy Inc. over the weighted-average carrying value of the shares repurchased.

Vermilion Energy Inc. ■ Page 59 ■ 2026 Second Quarter Report

Notes to the Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2026 and 2025 tabular amounts in thousands of Canadian dollars, except share and per share amounts, unaudited

1. Basis of presentation

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition, and production.

These condensed consolidated interim financial statements are in compliance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as Vermilion’s consolidated financial statements for the year ended December 31, 2025.

The operating results attributable to the Company's Saskatchewan, United States, and SA-07 in Croatia operations have been classified and presented as discontinued operations, with all other operating results presented as continuing operations. The prior period presented the results from the Saskatchewan and United States assets as discontinued operations and have been recast to include the SA-07 assets in Croatia as discontinued operations. See Note 3 - "Discontinued Operations" for additional information.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion’s consolidated financial statements for the year ended December 31, 2025, which are contained within Vermilion’s Annual Report for the year ended December 31, 2025 and are available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on July 29, 2026.

Vermilion Energy Inc. ■ Page 60 ■ 2026 Second Quarter Report

2. Segmented information

The following tables present capital expenditures and reconcile fund flows from operations for our continuing and discontinued operations:

	Three Months Ended June 30, 2026
	Canada	France	Netherlands	Germany	Ireland	Australia	CEE	Corporate	Continuing operations	Discontinued operations (1)	Total
Drilling and development	73,389	9,556	6,825	7,063	3,593	8,765	323	-	109,514	-	109,514
Exploration and evaluation	-	-	-	62	-	-	-	-	62	-	62

Crude oil and condensate sales	170,760	84,575	368	21,100	75	-	23	-	276,901	-	276,901
NGL sales	29,525	-	-	-	-	-	-	-	29,525	-	29,525
Natural gas sales	72,474	-	38,264	45,815	83,263	-	8,101	-	247,917	-	247,917
Sales of purchased commodities	-	-	-	-	-	-	-	8,726	8,726	-	8,726
Royalties	(26,549)	(11,506)	(3)	(3,556)	-	-	(2,579)	-	(44,193)	-	(44,193)
Revenue from external customers	246,210	73,069	38,629	63,359	83,338	-	5,545	8,726	518,876	-	518,876
Purchased commodities	-	-	-	-	-	-	-	(8,726)	(8,726)	-	(8,726)
Transportation	(26,425)	(6,284)	-	(3,637)	(1,887)	-	-	-	(38,233)	-	(38,233)
Operating	(65,108)	(17,618)	(9,522)	(12,937)	(11,638)	(4,055)	(627)	-	(121,505)	(160)	(121,665)
General and administration	(10,912)	(4,424)	(945)	(3,794)	(997)	(1,358)	(614)	-	(23,044)	(281)	(23,325)
Petroleum resource rent tax	-	-	-	-	-	2,434	-	-	2,434	-	2,434
Corporate income tax (expense) recovery	(1)	(1,089)	(5,189)	(6,412)	(181)	(256)	346	1,158	(11,624)	-	(11,624)
Interest expense	-	-	-	-	-	-	-	(26,114)	(26,114)	-	(26,114)
Equity based compensation	-	-	-	-	-	-	-	(10,704)	(10,704)	-	(10,704)
Realized loss on derivative instruments	-	-	-	-	-	-	-	(57,477)	(57,477)	-	(57,477)
Realized foreign exchange loss	-	-	-	-	-	-	-	(4,233)	(4,233)	-	(4,233)
Realized other income	-	-	-	-	-	-	-	12,013	12,013	-	12,013
Fund flows from operations	143,764	43,654	22,973	36,579	68,635	(3,235)	4,650	(85,357)	231,663	(441)	231,222

	Three Months Ended June 30, 2025
	Canada	France	Netherlands	Germany	Ireland	Australia	CEE	Corporate	Continuing operations	Discontinued operations (1)	Total
Drilling and development	45,211	10,246	13,873	15,458	817	8,755	3,906	-	98,266	12,972	111,238
Exploration and evaluation	-	-	-	2,629	-	-	1,581	-	4,210	41	4,251

Crude oil and condensate sales	108,201	54,481	192	9,940	10	20,853	14	-	193,691	82,964	276,655
NGL sales	23,545	-	-	-	-	-	-	-	23,545	4,877	28,422
Natural gas sales	80,623	-	27,996	34,864	67,784	-	15,331	-	226,598	2,473	229,071
Sales of purchased commodities	-	-	-	-	-	-	-	28,472	28,472	-	28,472
Royalties	(16,322)	(8,858)	-	(1,991)	-	-	(2,097)	-	(29,268)	(16,800)	(46,068)
Revenue from external customers	196,047	45,623	28,188	42,813	67,794	20,853	13,248	28,472	443,038	73,514	516,552
Purchased commodities	-	-	-	-	-	-	-	(28,472)	(28,472)	-	(28,472)
Transportation	(22,899)	(5,982)	-	(2,440)	(2,291)	-	-	-	(33,612)	(2,999)	(36,611)
Operating	(62,460)	(17,091)	(7,927)	(10,609)	(13,576)	(10,208)	(1,026)	-	(122,897)	(25,928)	(148,825)
General and administration (2)	(11,709)	(2,898)	(1,528)	(3,704)	(1,270)	(1,677)	(791)	-	(23,577)	(10,694)	(34,271)
Petroleum resource rent tax	-	-	-	-	-	(755)	-	-	(755)	-	(755)
Corporate income tax recovery (expense)	1	403	(2,490)	(4,131)	(308)	(413)	(1,852)	(2,326)	(11,116)	-	(11,116)
Interest expense	-	-	-	-	-	-	-	(37,691)	(37,691)	-	(37,691)
Equity based compensation	-	-	-	-	-	-	-	(5,692)	(5,692)	-	(5,692)
Realized gain on derivative instruments	-	-	-	-	-	-	-	47,699	47,699	-	47,699
Realized foreign exchange loss	-	-	-	-	-	-	-	(487)	(487)	-	(487)
Realized other expense	-	-	-	-	-	-	-	(653)	(653)	-	(653)
Fund flows from operations	98,980	20,055	16,243	21,929	50,349	7,800	9,579	850	225,785	33,893	259,678
(1)	Fund flows from discontinued operations is comprised of the fund flows from operations from the assets disposed of in the United States, Saskatchewan and SA-07 assets in Croatia. The prior period results have been presented to conform with current period presentation. Refer to Note 3 - "Discontinued operations" for additional information.
(2)	General and administrative expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.

Vermilion Energy Inc. ■ Page 61 ■ 2026 Second Quarter Report

	Six Months Ended June 30, 2026
	Canada	France	Netherlands	Germany	Ireland	Australia	CEE	Corporate	Continuing operations	Discontinued operations (1)	Total
Drilling and development	187,286	16,534	9,532	10,217	5,563	14,366	288	-	243,786	(126)	243,660
Exploration and evaluation	-	-	-	182	-	-	-	-	182	314	496

Crude oil and condensate sales	293,157	135,503	537	41,117	75	32,317	26	-	502,732	-	502,732
NGL sales	54,458	-	-	-	-	-	-	-	54,458	-	54,458
Natural gas sales	189,051	-	68,837	82,021	155,751	-	14,824	-	510,484	-	510,484
Sales of purchased commodities	-	-	-	-	-	-	-	14,520	14,520	-	14,520
Royalties	(46,563)	(17,152)	(3)	(7,235)	-	-	(4,510)	-	(75,463)	-	(75,463)
Revenue from external customers	490,103	118,351	69,371	115,903	155,826	32,317	10,340	14,520	1,006,731	-	1,006,731
Purchased commodities	-	-	-	-	-	-	-	(14,520)	(14,520)	-	(14,520)
Transportation	(48,125)	(12,393)	-	(7,249)	(3,773)	-	-	-	(71,540)	-	(71,540)
Operating	(123,910)	(30,467)	(18,635)	(27,124)	(23,406)	(38,033)	(1,635)	-	(263,210)	(234)	(263,444)
General and administration (2)	(18,349)	(8,331)	(2,132)	(7,233)	(2,054)	(2,786)	(2,124)	-	(43,009)	(359)	(43,368)
Petroleum resource rent tax	-	-	-	-	-	2,434	-	-	2,434	-	2,434
Corporate income tax (expense) recovery	(1)	(1,464)	(11,014)	(9,440)	(330)	(256)	-	(783)	(23,288)	-	(23,288)
Interest expense	-	-	-	-	-	-	-	(52,811)	(52,811)	-	(52,811)
Equity based compensation	-	-	-	-	-	-	-	(10,704)	(10,704)	-	(10,704)
Realized loss on derivative instruments	-	-	-	-	-	-	-	(73,362)	(73,362)	-	(73,362)
Realized foreign exchange loss	-	-	-	-	-	-	-	(4,777)	(4,777)	-	(4,777)
Realized other income	-	-	-	-	-	-	-	12,148	12,148	-	12,148
Fund flows from operations	299,718	65,696	37,590	64,857	126,263	(6,324)	6,581	(130,289)	464,092	(593)	463,499

	Six Months Ended June 30, 2025
	Canada	France	Netherlands	Germany	Ireland	Australia	CEE	Corporate	Continuing operations	Discontinued operations (1)	Total
Drilling and development	165,363	17,002	21,620	26,418	1,145	18,457	4,978	-	254,983	23,719	278,702
Exploration and evaluation	-	-	-	16,904	-	-	1,679	-	18,583	323	18,906

Crude oil and condensate sales	192,637	115,543	522	26,961	53	51,685	29	-	387,430	172,690	560,120
NGL sales	43,272	-	-	-	-	-	-	-	43,272	11,187	54,459
Natural gas sales	142,724	-	70,552	71,178	168,727	-	28,644	-	481,825	6,590	488,415
Sales of purchased commodities	-	-	-	-	-	-	-	44,747	44,747	-	44,747
Royalties	(34,979)	(16,324)	(10)	(4,329)	-	-	(3,717)	-	(59,359)	(35,999)	(95,358)
Revenue from external customers	343,654	99,219	71,064	93,810	168,780	51,685	24,956	44,747	897,915	154,468	1,052,383
Purchased commodities	-	-	-	-	-	-	-	(44,747)	(44,747)	-	(44,747)
Transportation	(39,194)	(11,460)	-	(6,709)	(4,490)	-	-	-	(61,853)	(5,944)	(67,797)
Operating	(105,401)	(33,134)	(17,535)	(25,786)	(27,818)	(25,193)	(1,810)	-	(236,677)	(53,925)	(290,602)
General and administration (2)	(29,397)	(6,507)	(2,852)	(6,785)	(2,945)	(2,867)	(1,959)	-	(53,312)	(15,619)	(68,931)
Petroleum resource rent tax	-	-	-	-	-	(3,773)	-	-	(3,773)	-	(3,773)
Corporate income tax recovery (expense)	1	(75)	(13,827)	(10,263)	(497)	(560)	(2,193)	(2,761)	(30,175)	-	(30,175)
Interest expense	-	-	-	-	-	-	-	(70,670)	(70,670)	-	(70,670)
Equity based compensation	-	-	-	-	-	-	-	(5,692)	(5,692)	-	(5,692)
Realized gain on derivative instruments	-	-	-	-	-	-	-	58,818	58,818	-	58,818
Realized foreign exchange gain	-	-	-	-	-	-	-	2,012	2,012	-	2,012
Realized other expense	-	-	-	-	-	-	-	(15,119)	(15,119)	-	(15,119)
Fund flows from operations	169,663	48,043	36,850	44,267	133,030	19,292	18,994	(33,412)	436,727	78,980	515,707

(1)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.
(2)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange (loss) gain, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Vermilion Energy Inc. ■ Page 62 ■ 2026 Second Quarter Report

Reconciliation of fund flows from continuing operations to net earnings (loss) from continuing operations:

	Three Months Ended		Six Months Ended
	Jun 30, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Fund flows from continuing operations	231,663	225,785	464,092	436,727
Equity based compensation	3,046	(1,286)	595	(7,217)
Unrealized gain (loss) on derivative instruments	174,254	70,569	(111,394)	56,894
Unrealized foreign exchange (loss) gain	(19,253)	6,024	(34,526)	(29,992)
Accretion	(19,392)	(17,708)	(38,230)	(33,501)
Depletion and depreciation	(165,805)	(165,758)	(329,935)	(314,040)
Deferred tax (expense) recovery	(68,814)	(41,435)	43,975	(28,512)
Unrealized other expense	(1,100)	(1,394)	(1,184)	(1,713)
Net earnings (loss) from continuing operations	134,599	74,797	(6,607)	78,646

3. Discontinued operations

Croatia

On March 9, 2026 Vermilion entered into an agreement for the sale of the block SA-07 assets in Croatia for net proceeds of $23.2 million. At June 30, 2026 the sale was considered to be highly probable; therefore, the assets and liabilities associated with the disposal group were reclassified to held for sale and measured at the lower of their carrying amount and fair value less costs to sell.

The following table reconciles the assets held for sale and liabilities associated with assets held for sale as at June 30, 2026:

June 30, 2026
Exploration and evaluation assets	20,900
Capital assets	2,927
Foreign exchange	191
Assets held for sale	24,018
Asset retirement obligation	651
Foreign exchange	6
Liabilities associated with assets held for sale	657

Saskatchewan

On July 10, 2025, Vermilion closed the sale of the Saskatchewan and Manitoba assets for net proceeds of $392.6 million with resulting impairment of $230.9 million. The closing of the sale resulted in the derecognition of the net assets, and a gain on disposition of $2.5 million, recognized in other expense within net (loss) earnings from discontinued operations. The book value of the net assets disposed was $379.0 million.

United States

On July 31, 2025, Vermilion closed the sale of the United States assets for net proceeds of $90.9 million with resulting impairment of $141.5 million. The closing of the sale resulted in derecognition of the net assets and a loss on disposition of $6.5 million, recognized in other expense within net (loss) earnings from discontinued operations. The book value of the net assets disposed was $97.5 million.

Vermilion Energy Inc. ■ Page 63 ■ 2026 Second Quarter Report

The following table summarizes the Company's financial results from discontinued operations:

	Three Months Ended		Six Months Ended
	Jun 30, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Revenue
Petroleum and natural gas sales	-	90,314	-	190,467
Royalties	-	(16,800)	-	(35,999)
Petroleum and natural gas revenue	-	73,514	-	154,468

Expenses
Operating	160	25,928	234	53,925
Transportation	-	2,999	-	5,944
Unrealized gain on derivative instruments	-	11,047	-	11,047
General and administration	281	10,694	359	15,619
Foreign exchange loss (gain)	(1)	574	(7)	457
Accretion	-	2,164	-	4,251
Depletion and depreciation	-	18,409	5,137	46,515
Impairment expense	-	372,386	-	372,386
	440	444,201	5,723	510,144
(Loss) earnings from discontinued operations before income taxes	(440)	(370,687)	(5,723)	(355,676)

Income tax recovery
Deferred	(79)	(62,432)	(1,030)	(58,525)
	(79)	(62,432)	(1,030)	(58,525)

Net loss from discontinued operations	(361)	(308,255)	(4,693)	(297,151)

The following table summarizes cash flows from discontinued operations reported in the consolidated statements of cash flows:

	Three Months Ended		Six Months Ended
	Jun 30, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Cash flows from operating activities	(355)	17,578	(530)	57,432
Cash flows used in investing activities	-	(20,096)	188	(45,084)
Cash flows from discontinued operations	(355)	(2,518)	(342)	12,348

4. Investments

Investments are comprised of Vermilion's ownership interest in Coelacanth Energy Inc. ("CEI"), an oil and natural gas company, actively engaged in the acquisition, development, exploration, and production of oil and natural gas reserves in northeastern British Columbia, Canada.

The following table reconciles the change in Vermilion's investments in securities:

2026
Balance at January 1	43,885
Fair value adjustment (1)	(542)
Balance at June 30	43,343
(1)	Investments in securities are classified as a level 1 instrument on the fair value hierarchy and use observable inputs when making fair value adjustments. Deferred tax expense of $0.1 million was recorded on the fair value adjustment for the six months ended June 30, 2026.

Vermilion Energy Inc. ■ Page 64 ■ 2026 Second Quarter Report

5. Capital assets

The following table reconciles the change in Vermilion's capital assets:

2026
Balance at January 1	4,504,515
Acquisitions	6,373
Additions	243,660
Increase in right-of-use assets	1,435
Reclassified to assets held for sale (1)	(2,927)
Depletion and depreciation	(326,471)
Changes in asset retirement obligations	105,730
Foreign exchange	17,359
Balance at June 30	4,549,674
(1)	Refer to Note 3 "Discontinued Operations" for additional information.

6. Exploration and evaluation assets

The following table reconciles the change in Vermilion's exploration and evaluation assets:

2026
Balance at January 1	284,266
Additions	496
Reclassified to assets held for sale (1)	(20,900)
Depreciation	(5,451)
Foreign exchange	1,009
Balance at June 30	259,420
(1)	Refer to Note 3 "Discontinued Operations" for additional information.

7. Asset retirement obligations

The following table reconciles the change in Vermilion’s asset retirement obligations:

2026
Balance at January 1	959,736
Additional obligations recognized	1,150
Obligations settled	(26,401)
Accretion	38,230
Reclassified to liabilities associated with assets held for sale (1)	(651)
Changes in rates	104,580
Foreign exchange	13,250
Balance at June 30	1,089,894

Long-term portion of asset retirement obligations	1,032,727
Current portion of asset retirement obligations	57,167
Balance at June 30	1,089,894
(1)	Refer to Note 3 "Discontinued Operations" for additional information.

Vermilion calculated the present value of the obligations using a credit-adjusted risk-free rate, calculated using a credit spread of 3.4% as at June 30, 2026 (December 31, 2025 - 4.4%) added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined using the Company's expected cost of borrowing at the end of the reporting period.

Vermilion Energy Inc. ■ Page 65 ■ 2026 Second Quarter Report

The country-specific risk-free rates used as inputs to discount the obligations were as follows:

	Jun 30, 2026	Dec 31, 2025
Canada	3.8%	3.9%
France	4.5%	4.5%
Netherlands	3.6%	3.2%
Germany	3.4%	3.4%
Ireland	3.2%	3.2%
Australia	4.9%	4.9%
Central and Eastern Europe	4.1%	4.8%

8. Capital disclosures

Vermilion defines capital as net debt and shareholders' capital. Net debt consists of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities). In managing capital, Vermilion reviews whether fund flows from operations is sufficient to fund capital expenditures, dividends, share buybacks, and asset retirement obligations.

The following table calculates Vermilion’s ratio of net debt to four quarter trailing fund flows from operations:

	Jun 30, 2026	Dec 31, 2025
Long-term debt	1,308,333	1,243,397
Adjusted working capital (1)	(84,472)	96,091
Unrealized FX on swapped USD borrowings (2)	204	2,902
Net debt	1,224,065	1,342,390

Ratio of net debt to four quarter trailing fund flows from operations (3)	1.3	1.4
(1)	Adjusted working capital is defined as current assets less current liabilities (excluding current derivatives, current asset retirement obligations and current lease liabilities).
(2)	Vermilion may enter into cross currency interest rate swaps to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. Unrealized FX on swapped USD borrowings relates to the unrealized gains and losses on our cross currency interest swaps. At June 30, 2026, there was $250.2 million of swapped USD borrowings on our revolving credit facility. (December 31, 2025 - $196.7 million).
(3)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

9. Long-term debt

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
	Jun 30, 2026	Dec 31, 2025
Revolving credit facility	308,670	222,724
2030 senior unsecured notes	478,632	504,962
2033 senior unsecured notes	521,031	515,711
Long-term debt	1,308,333	1,243,397

The fair value of the 2030 senior unsecured notes as at June 30, 2026 was $486.0 million (December 31, 2025 - $506.2 million). The fair value of the 2033 senior notes as at June 30, 2026 was $518.8 million (December 31, 2025 - $491.3 million).

Vermilion Energy Inc. ■ Page 66 ■ 2026 Second Quarter Report

The following table reconciles the change in Vermilion’s long-term debt, net of costs:

2026
Balance at January 1	1,243,397
Borrowings on the revolving credit facility	80,600
Repayment of 2030 senior unsecured notes	(43,626)
Repayment of 2033 senior unsecured notes	(13,460)
Amortization of transaction costs	1,769
Foreign exchange	39,653
Balance at June 30	1,308,333

Revolving credit facility

As at June 30, 2026, Vermilion had in place a bank revolving credit facility maturing May 30, 2030 with the following terms:

	As at
	Jun 30, 2026	Dec 31, 2025
Total facility amount	1,350,000	1,350,000
Amount drawn	(308,670)	(222,724)
Letters of credit outstanding	(44,867)	(49,263)
Unutilized capacity	996,463	1,078,013

The facility can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. The facility bears interest at a rate applicable to demand loans plus applicable margins.

On April 24, 2026, the maturity date of the revolving credit facility was extended to May 30, 2030 (previously May 25, 2029) with no other changes to the existing terms and conditions.

As at June 30, 2026, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Jun 30, 2026	Dec 31, 2025
Consolidated total debt to consolidated EBITDA	Less than 4.0	1.23	1.14
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	0.29	0.21
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	9.61	8.44

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under IFRS® Accounting Standards. These financial measures are defined by the revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on the consolidated balance sheet.
•	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Consolidated net earnings (loss) before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Consolidated total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

As at June 30, 2026 and December 31, 2025, Vermilion was in compliance with the above covenants.

2030 senior unsecured notes

On April 26, 2022, Vermilion closed a private offering of US $400.0 million of senior unsecured notes, priced at 99.241% of par. The notes bear interest at a rate of 6.875% per annum, to be paid semi-annually on May 1 and November 1. The notes mature on May 1, 2030. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion Energy Inc. ■ Page 67 ■ 2026 Second Quarter Report

On or after May 1, 2025, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.

Year	Redemption price
2025	103.438%
2026	102.292%
2027	101.146%
2028 and thereafter	100.000%

During the six months ended June 30, 2026, Vermilion purchased $43.6 million of the 2030 senior notes at a rate of 101.0% on the open market which were subsequently cancelled.

2033 senior unsecured notes

On February 11, 2025 Vermilion closed a private offering of US $400.0 million of senior unsecured notes at par. The notes bear interest at a rate of 7.250% per annum, to be paid semi-annually on February 15 and August 15. The notes mature on February 15, 2033. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to February 15, 2028, Vermilion may redeem up to 40% of the original principal amount of the notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price of 107.250% of the principal amount of the notes, together with accrued and unpaid interest.
•	Prior to February 15, 2028, Vermilion may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus a “make-whole premium,” together with applicable premium, accrued and unpaid interest.
•	On or after February 15, 2028, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.
Year	Redemption price
2028	103.625%
2029	101.813%
2030 and thereafter	100.000%

During the six months ended June 30, 2026, Vermilion purchased $13.5 million of the 2033 senior unsecured notes at a rate of 99.0% on the open market which were subsequently cancelled.

2025 senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bore interest at a rate of 5.625% per annum paid semi-annually on March 15 and September 15. The notes matured on March 15, 2025 and the balance was repaid in full.

Term loan

Concurrent with the completion of the Westbrick acquisition on February 26, 2025, Vermilion's credit facility agreement was amended to incorporate a new $450.0 million term loan (the “Term Loan”) which was immediately drawn. The Term Loan balance was repaid in full in 2025.

10. Shareholders' capital

The following table reconciles the change in Vermilion’s shareholders’ capital:

	2026
Shareholders’ Capital	Shares ('000s)	Amount
Balance at January 1	152,950	3,871,914
Vesting of equity based awards	563	8,949
Share-settled dividends on vested equity based awards	121	2,317
Repurchase of shares (1)	(686)	(17,550)
Balance at June 30	152,948	3,865,630
(1)	Share capital is reduced on the repurchase of shares at the weighted-average carrying value.

Vermilion Energy Inc. ■ Page 68 ■ 2026 Second Quarter Report

Dividends are approved by the Board of Directors and are paid quarterly. Dividends declared and paid to shareholders for the six months ended June 30, 2026 were $41.3 million or $0.270 per common share (six months ended June 30, 2025 - declared $40.1 million or $0.260 per common share).

On July 29, 2026, Vermilion declared a dividend of $0.135 per common share payable on September 29, 2026, to shareholders of record on September 15, 2026.

On July 8, 2026, the Toronto Stock Exchange approved the Company's notice of intention to renew its normal course issuer bid ("the NCIB"). The NCIB renewal allows Vermilion to purchase up to 15,157,179 common shares (representing approximately 10% of outstanding common shares) beginning July 12, 2026 and ending July 11, 2027. Common shares purchased under the NCIB will be cancelled.

In the three months ended June 30, 2026, Vermilion purchased 0.3 million common shares under the NCIB for total consideration of $5.5 million. In the six months ended June 30, 2026 Vermilion purchased 0.7 million shares under the NCIB for total consideration of $10.2 million. The common shares purchased under the NCIB were cancelled.

Subsequent to June 30, 2026, Vermilion purchased and cancelled 0.1 million shares under the NCIB for total consideration of $1.9 million.

11. Financial instruments

The following table summarizes the increase (positive values) or decrease (negative values) to net earnings (loss) before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Jun 30, 2026
Currency risk - Euro to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the Euro	4,119
$0.01 decrease in strength of the Canadian dollar against the Euro	(4,119)

Currency risk - US dollar to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the US $	7,463
$0.01 decrease in strength of the Canadian dollar against the US $	(7,463)

Commodity price risk - North American natural gas
$0.25/GJ increase in North American natural gas price used to determine the fair value of derivatives	(21,411)
$0.25/GJ decrease in North American natural gas price used to determine the fair value of derivatives	23,578

Commodity price risk - European natural gas
€1.0/GJ increase in European natural gas price used to determine the fair value of derivatives	(34,074)
€1.0/GJ decrease in European natural gas price used to determine the fair value of derivatives	28,384

Commodity price risk - Crude oil
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(16,330)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	21,582

Share price risk - Equity swaps
$1.00 increase from initial share price of the equity swap	3,150
$1.00 decrease from initial share price of the equity swap	(3,150)

12. Subsequent events

Acquisition of German assets

On July 1, 2026, Vermilion purchased producing assets in Germany. The transaction closed after the reporting date and accordingly has not been reflected in these financial statements.

Vermilion Energy Inc. ■ Page 69 ■ 2026 Second Quarter Report

DIRECTORS

Myron Stadnyk [1]

Calgary, Alberta

Corey Bieber, [3,7]

Calgary, Alberta

Dion Hatcher

Calgary, Alberta

James J. Kleckner Jr. [5,8]

Edwards, Colorado

Stephen P. Larke [4,9]

Calgary, Alberta

Paul Myers [6,9]

Calgary, Alberta

Manjit Sharma [2,5]

Toronto, Ontario

Judy Steele [3,7]

Halifax, Nova Scotia

[1] Chairman (Independent)

[2] Audit Committee Chair (Independent)

[3] Audit Committee Member (Independent)

[4] Governance and Human Resources Committee Chair __(Independent)

[5] Governance and Human Resources Committee Member

__(Independent)

[6] Safety & Sustainability Committee Chair __(Independent)

[7] Safety & Sustainability Committee Member

__(Independent)

[8] Technical Committee Chair (Independent)

[9] Technical Committee Member

__(Independent)

OFFICERS / CORPORATE SECRETARY

Dion Hatcher

President & Chief Executive Officer

Lars Glemser

Vice President & Chief Financial Officer

Lara Conrad

Vice President Business Development

Tamar Epstein

General Counsel & Corporate Secretary

Darcy Kerwin

Vice President International & HSE

Geoff MacDonald

Vice President Geosciences

Randy McQuaig

Vice President North America

Averyl Schraven

Vice President People & Culture

Gerard Schut

Vice President European Operations

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

The Bank of Nova Scotia

Canadian Imperial Bank of Commerce

National Bank of Canada

Royal Bank of Canada

Wells Fargo Bank N.A., Canadian Branch

ATB Financial

Bank of America N.A., Canada Branch

Export Development Canada

Fédération des caisses Desjardins du Québec

Citibank, N.A., Canadian Branch

JPMorgan Chase Bank, N.A., Toronto Branch

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

McDaniel & Associates

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Odyssey Trust Company

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Travis Thorgeirson

Director, Investor Relations & Corporate Planning

403-476-8214 TEL

403-476-8100 FAX

1-866-895-8101 IR TOLL FREE

investor_relations@vermilionenergy.com

Vermilion Energy Inc. ■ Page 70 ■ 2026 Second Quarter Report